EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 29, 2022

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MONDAY, JUNE 6, 2022

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Company” or “NXT”) will be held as follows:

When:	10:00 am (Calgary time) on Monday, June 6, 2022
Where:	Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 Telephone: 403.267.8222

Please note: (Covid protocols may be in place.)

The purpose of the Meeting will be to consider the following items of business:

1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2021, the accompanying notes thereto, and the auditor's report in respect thereof;

2.	to elect seven directors of the Company;

3.	to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors of the Company (the “Board”);

4.

to consider and approve the Unallocated Options Resolution (as defined in the accompanying management information circular), the full text of which is reproduced as Schedule “A” to the accompanying Information Circular;

5.

to consider and approve the Deferred Share Unit Plan Resolution (as defined in the accompanying management information circular), the full text of which is reproduced as Schedule “B” to the accompanying Information Circular; and

6.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying management information circular which forms part of this Notice.

The Board has fixed April 21, 2022 as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof.

DATED at Calgary, Alberta, this 29th day of April, 2022.

BY ORDER OF THE BOARD OF DIRECTORS
“George Liszicasz” President & Chief Executive Officer, Chairman of the Board of Directors

Important

Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Computershare Trust Company at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any postponement or adjournment thereof.

Shareholders are cautioned that the use of mail to transmit proxies is at each Shareholder's risk.

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Contents

MANAGEMENT INFORMATION CIRCULAR	1

GENERAL INFORMATION	1

Notice-and-Access	1

Solicitation of Proxies	1

Exercise of Discretion by Proxyholders	2

Signing of Proxy	2

Voting by Internet	2

Revocability of Proxies	2

Advice to Beneficial Shareholders	3

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4

PARTICULARS OF MATTERS TO BE ACTED UPON	4

Financial Statements	5

Election of Directors	5

Appointment of Auditor	5

Unallocated Options Resolution	5

Deferred Share Unit Plan Resolution	6

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON	7

INFORMATION ON THE BOARD AND DIRECTOR NOMINEES	7

Director Nominees	7

Cease Trade Orders, Bankruptcies and Insolvencies	13

Penalties or Sanctions	13

EXECUTIVE COMPENSATION	13

Compensation Discussion and Analysis	13

Summary Compensation Table	17

Incentive Plan Awards	18

Employment Agreements	19

DIRECTOR COMPENSATION	20

Summary Compensation Table	20

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	22

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	23

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	23

CORPORATE GOVERNANCE	24

Corporate Governance Committee	24

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Disclosure Committee	25

Strategic Planning Committee	25

Audit Committee	25

Compensation Committee	27

ADDITIONAL INFORMATION	27

Schedule “A” SHAREHOLDER RESOLUTIONS – UNALLOCATED OPTIONS RESOLUTION	A-1

Schedule “B” SHAREHOLDER RESOLUTIONS – DEFERRED SHARE UNIT PLAN RESOLUTION	B-1

Schedule “C” EMPLOYEE SHARE PURCHASE PLAN SUMMARY	C-1

Schedule “D” RESTRICTED SHARE UNIT PLAN SUMMARY	D-1

Schedule “E” AMENDED AND RESTATED STOCK OPTION PLAN SUMMARY	E-1

Schedule “F” DEFERRED SHARE UNIT PLAN SUMMARY	F-1

Schedule “G” STATEMENT OF CORPORATE GOVERNANCE PRACTICES	G-1

Schedule “H” AUDIT COMMITTEE CHARTER	H-1

Schedule “I” BOARD MANDATE	I-1

Schedule “J” AMENDED AND RESTATED STOCK OPTION PLAN	J-1

Schedule “K” DEFERRED SHARE UNIT PLAN	K-1

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NXT ENERGY SOLUTIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of NXT Energy Solutions Inc. (“NXT”, “we”, “our”, “us” or the “Company”) for use at the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares in the capital of NXT (“Common Shares”). Unless otherwise stated, information contained in this Information Circular is given as at April 29, 2022. Unless otherwise stated, all amounts set forth in this Information Circular are stated in Canadian dollars.

Please note that in light of the evolving environment related to the COVID-19 pandemic, the ability to hold the Meeting as planned could be compromised. Should NXT be required to alter its plans regarding the Meeting, leading to an adjournment, cancellation or postponement, the details of any such change will be communicated via press release and made available on the Company’s website at www.nxtenergy.com.

GENERAL INFORMATION

Notice-and-Access

The Company has elected to use the notice-and-access provisions (the “Notice-and-Access Provisions”) under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for this Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing companies to post meeting materials online. All references to “dollars” and “$” are to Canadian dollars unless specifically referenced to United States dollars (“US$”).

Both Shareholders whose names appear on the records of the Company as owning their Common Shares (“Registered Shareholders”) and Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) will receive a paper copy of the Notice of Meeting, the form of proxy or voting instruction form (as applicable) and a notice-and-access notification (together with the Notice of Meeting and the form of proxy or voting instruction form, the “Mailed Materials”) which will include a website address where Shareholders can access this Information Circular and the audited annual financial statements of the Company for the most recently completed financial year, including the accompanying notes thereto, and the auditor’s report thereon (the “Financial Statements”).

Shareholders with questions about notice-and-access can call toll free at 1-866-890-7020, and may request, no later than May 20, 2022 paper copies of this Information Circular and the Financial Statements by:

(i)	mailing a request to the offices of the Company at Suite 302, 3320 – 17th Avenue S.W., Calgary, AB, T3E 0B4, Attention: Chief Financial Officer;

(ii)	calling toll free 1-866-890-7020; or

(iii)	emailing a request to ewoychyshyn@nxtenergy.com.

Solicitation of Proxies

Proxies are being solicited by and on behalf of the management of the Company to be used at the Meeting or any postponement or adjournment thereof. The proxyholders named in the form of proxy provided by the Company are directors and/or senior officers of the Company. A Shareholder has the right to appoint another person to be his or her proxyholder and one or more alternate proxyholder(s) (who need not be Shareholders) to represent him or her at the Meeting and may do so either by inserting the name of such proxyholder(s) in the blank space provided in the form of proxy provided by the Company or by completing another proper form of proxy.

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The completed proxy must be deposited at:

(i)	the offices of the Company at Suite 302, 3320 – 17th Avenue S.W., Calgary, AB, T3E 0B4; or

(ii)	the offices of Computershare Trust Company of Canada (“Computershare”), at 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 (facsimile: 1-866-249-7775)

at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the Meeting or any postponement or adjournment thereof. The Chairman of the Meeting may waive or extend the proxy cut-off without notice. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Company. The cost of solicitation will be borne by the Company.

Exercise of Discretion by Proxyholders

The persons named in the proxy must vote for or against or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, the Common Shares represented will be voted in favour of all matters set out in the form of proxy provided by the Company. The form of proxy provided by the Company confers discretionary authority upon the proxyholder with respect to any amendments or variations of the matters of business acted on at the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date hereof, management of the Company knows of no such amendments, variations or other matters to be brought before the Meeting.

Signing of Proxy

The proxy must be signed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

Voting by Internet

Registered Shareholders may also use the website at www.investorvote.com (the “Voting Website”) to transmit their voting instructions. Shareholders should have the form of proxy in hand when they access the website. Shareholders will be prompted to enter their “Control Number” located on the proxy. If Shareholders vote by internet, their vote must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the Meeting or any postponement or adjournment thereof. The Voting Website may be used to appoint a proxyholder to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints a proxyholder and submits their voting instructions via the Voting Website and subsequently wishes to change their appointment, a Shareholder may resubmit their proxy and/or voting direction on the Voting Website prior to the deadline noted above. When resubmitting a proxy on the Voting Website, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted on the Voting Website by the deadline noted above.

Revocability of Proxies

A Shareholder who has submitted a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, in its corporate name by a duly authorized officer or attorney thereof, at:

(i)	the offices of the Company at Suite 302, 3320 – 17th Avenue S.W., Calgary, AB, T3E 0B4; or

(ii)	the offices of Computershare at 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1

at any time up to and including the last business day preceding the day of the Meeting or any postponement or adjournment thereof.

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In addition, a proxy may be revoked by the Shareholder executing another proxy bearing a later date and depositing the same at the office of the registrar and transfer agent of the Company within the time period set out above under the heading “General Information – Solicitation of Proxies”, or by the Shareholder personally attending the Meeting and voting its Common Shares.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to Beneficial Shareholders who do not hold their Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a person by a broker, then, in almost all cases, those Common Shares will not be registered in the person’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the person’s broker or an agent of that broker.

In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting such shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Canadian securities laws require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the voting instruction form provided to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided by the Company to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically provides a scannable voting instruction form, in lieu of the form of proxy provided by the Company, and asks Beneficial Shareholders to return the voting instruction form to Broadridge. Alternatively, Beneficial Shareholders can call their toll-free telephone number to vote their Common Shares or access Broadridge’s dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote its Common Shares directly at the Meeting; the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote their Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her Common Shares as proxyholder for the Registered Shareholder should enter his or her own name in the blank space on the voting instruction form provided to him or her and return the same to his or her broker (or broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

NXT, or its agent, Computershare, is sending the Mailed Materials directly to non-objecting Beneficial Shareholders. If you are a Beneficial Shareholder and NXT or Computershare has sent the Mailed Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities laws from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares and as at the date hereof there are 65,319,962 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of the Shareholders.

The Board of Directors of the Company (the “Board”) has fixed April 21, 2022 as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof. Only Registered Shareholders as of the close of business on April 21, 2022 are entitled to receive notice of, and to vote at, the Meeting, except that any person who acquires Common Shares from a Shareholder after that date may vote the shares so acquired if, not later than 10 days prior to the Meeting, that person makes a request to Computershare to have his, her or its name included on the list of Shareholders entitled to attend the Meeting and establishes that he, she or it owns the Common Shares.

As of the date hereof, to the knowledge of the directors and executive officers of the Company, no person owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the Company’s securities entitled to be voted at the Meeting, except Mr. George Liszicasz, NXT’s President, Chief Executive Officer and Chairman of the Board who beneficially owns, controls or directs, directly or indirectly, approximately 23.55% of the issued and outstanding Common Shares, and Mr. Ben Shani who, through Alberta Green Ventures Limited Partnership (“AGV”) and Alberta Green Ventures Inc. beneficially owns, controls or directs, directly or indirectly, approximately 10.57% of the issued and outstanding Common Shares.

Name	Approximate Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Issued and Outstanding Common Shares
George Liszicasz	15,382,391	23.55%
Ben Shani	6,905,757	10.57%
Alberta Green Ventures Limited Partnership	6,764,945	10.35%
Alberta Green Ventures Inc.	140,812	0.22%

AGV and NXT entered into an investor rights agreement dated July 3, 2018, which provides, among other things, that: (i) provided AGV beneficially owns or controls 10% or more of NXT’s issued and outstanding voting securities (calculated on a non-diluted basis), AGV is entitled to designate an individual to be nominated and, if elected, to serve as a member of the Board for a term expiring not earlier than the Company’s next annual meeting of shareholders at which directors are to be elected; (ii) AGV is required to comply with the Company’s policies in place from time to time with respect to the nomination of directors; (iii) AGV is prohibited from nominating any individual who is disqualified from acting as a director of the Company under applicable law or the rules of the Toronto Stock Exchange (the “TSX”); (iv) the Company shall solicit proxies from its shareholders and recommend that shareholders vote in favour of AGV’s nominee as a director proposed for election in the Company’s management information circulars in connection with meetings at which directors are to be elected; and (v) if elected to the Board, the Company shall compensate the AGV nominee on a basis no less favourable than the basis upon which the Company compensates the other members of the Board other than the executive members. None of the director nominees whose names are set forth below under the heading “Information on the Board and Director Nominees – Director Nominees” are nominees of AGV.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting. A simple majority of votes (50% plus one vote) is required to approve each of the known matters to come before the Meeting.

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Financial Statements

At the Meeting, Shareholders will receive and consider the Financial Statements, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Election of Directors

The articles of the Company provide that the Board be comprised of a minimum of one and a maximum of 15 directors. The by-laws of the Company provide that, in such an instance where the articles provide that the Board be comprised of a minimum and a maximum number of directors, the number of directors shall be fixed from time-to-time by resolution of the Board. The Board is currently composed of seven directors and the Board has fixed the number of directors to be elected at the Meeting at seven. Biographies highlighting the experience, attributes and qualifications of each director nominee can be found under the heading “Information on the Board and Director Nominees – Director Nominees” below. Each director elected will hold office until the next annual meeting of the Shareholders, unless his or her office is vacated earlier.

Management of the Company does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director. However, if any change should occur prior to the Meeting, the persons named in the form of proxy reserve the right to vote for other nominees of their choice.

➢

Unless otherwise directed, it is the intention of management of the Company to vote proxies FOR the election, as directors, the nominees whose names are set forth below under the heading “Information on the Board and Director Nominees – Director Nominees”.

The Board believes that each director should have the confidence and support of the Shareholders of the Company. To this end, the Board has adopted a majority voting policy (the “Policy”) whereby a director who receives more “withhold” than “for” votes must immediately tender his or her resignation, and the remaining Board members must determine whether or not to accept such resignation within 90 days (and will be required to accept the resignation absent exceptional circumstances). The Policy does not apply where an election involves a proxy battle i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

Appointment of Auditor

The Company proposes to nominate the Company’s existing auditors, KPMG LLP, Chartered Professional Accountants, to act as the Company’s independent auditors, to hold office until the next annual meeting of the Shareholders with remuneration to be determined by the Board. KPMG LLP, Chartered Professional Accountants, were first appointed as the Company’s auditor in 2006.

➢

Unless otherwise directed, it is the intention of management of the Company to vote proxies FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the Board.

The information regarding the Company’s Audit Committee as required by section 5.1 of National Instrument 52‑110 – Audit Committees (“NI 52-110”) is set forth below under the heading “Corporate Governance – Audit Committee” and in the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”) under the heading “Directors and Officers – Board Practices” and in Appendix A thereto.

Unallocated Options Resolution

Background

The rules of the TSX require all unallocated entitlements under a security-based compensation arrangement without a fixed maximum number of securities issuable thereunder, such as the Company’s Amended and Restated Stock Option Plan (the “Option Plan”), be approved by that company’s security holders every three years. Unallocated entitlements are those securities that are available for grant in accordance with the stated maximums of a particular plan, but have not yet been granted.

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Shareholder Approval

Shareholders are being asked to approve the unallocated options to purchase Common Shares (“Options”) under the Option Plan by way of resolution substantially in the form attached hereto as Schedule “A” (the “Unallocated Options Resolution”). A comprehensive description of the Option Plan is attached as Schedule “E” the Option Plan in its entirety is attached as Schedule “J”. Additional information can be found below under the heading “Securities Authorized for Issuance under Equity Compensation Plans”.

The Unallocated Options Resolution must be passed by a simple majority of 50% plus one of the votes properly cast by the Shareholders voting in present or by proxy at the Meeting. If approval is obtained at the Meeting, the Company will not be required to seek further approval of unallocated Options until June 6, 2025 (being three years from the date of the Meeting). If approval is not obtained at the Meeting, allocated Options which are outstanding as of June 25, 2022 and subsequently cancelled, terminated or exercised will not be available again for grant. Previously allocated Options which are not cancelled, terminated or exercised will continue unaffected by the approval or disapproval of the Unallocated Options Resolution.

Recommendation of the Board

The Board has reviewed and considered the unallocated Options under the Option Plan, and, after undertaking such a review, unanimously resolved to approve the unallocated Options.

➢	Unless otherwise directed, it is the intention of management of the Company to vote proxies IN FAVOUR of the Unallocated Options Resolution, substantially in the form attached hereto as Schedule “A”.

Deferred Share Unit Plan Resolution

Background

On June 25, 2019, the Shareholders approved a new Deferred Share Unit Plan (the “DSU Plan”). The DSU Plan is a long-term incentive plan that permits the grant of deferred share units (“DSUs”) to qualified directors, as determined by the Board in its absolute discretion (collectively, the “Designated Participants”). Designated Participants are required to elect (in respect of each calendar year) the amount of the aggregate annual retainer or fee to be received in the form of DSUs, cash, Common Shares purchased on the secondary market, or a combination thereof, subject to requirements imposed by the Board to receive a specified minimum value of his or her annual retainer or fee in the form of DSUs. DSUs granted under the DSU Plan are to be settled at the election of the Board in cash, Common Shares issued from treasury (subject to Shareholder approval of unallocated entitlements thereunder every three years thereafter), or, at the election of the Board, or a combination of cash and Common Shares.

The DSU Plan constitutes a security-based compensation arrangement, which under TSX rules require approval (when instituted) by a majority of the Board and Shareholders. At the Meeting, Shareholders will be asked to approve the DSU Plan and all unallocated entitlements under the DSU Plan. Under the DSU Plan, the number of Common Shares reserved for issuance is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other NXT’s security-based compensation arrangements (being the Option Plan and the RSU Plan (as defined below)) of 10% of the total number of issued and outstanding Common Shares, calculated on an undiluted basis.

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Shareholder Approval

Shareholders are being asked to approve resolutions approving and ratifying the DSU Plan (the “Deferred Share Unit Plan Resolution”), as set forth in Schedule “B”. A comprehensive description of the DSU Plan is attached as Schedule “F”, and the DSU Plan in its entirety is attached as Schedule “K”. Additional information can be found below under the heading “Securities Authorized for Issuance under Equity Compensation Plans”.

The Deferred Share Unit Plan Resolution must be passed by a simple majority of 50% plus one of the votes properly cast by the Shareholders voting in present or by proxy at the Meeting. If approval is obtained at the Meeting, the Company will not be required to seek further approval for the grant of unallocated DSUs until June 6, 2025 (being three years from the date of the Meeting). If approval is not obtained at the Meeting, allocated DSUs which are outstanding as of June 25, 2022 and subsequently cancelled, terminated or exercised will not be available again for grant. Previously allocated DSUs which are not cancelled, terminated or exercised will continue unaffected by the approval or disapproval of the Differed Share Unit Plan Resolution.

Recommendation of the Board

The Board has reviewed and considered the Deferred Share Unit Plan, and, after undertaking such a review, unanimously resolved to approve and adopt the Deferred Share Unit Plan.

➢

Unless otherwise directed, it is the intention of management of the Company to vote proxies IN FAVOUR of the Deferred Share Unit Plan Resolution, substantially in the form attached hereto as Schedule “B”.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Company who has held office as such since the beginning of the Company’s last financial year, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting other than the election of directors, the approval of the Unallocated Options Resolution, and the Deferred Share Unit Plan Resolution. Additional information can be found above under the heading “Particulars of Matters to be Acted Upon”.

INFORMATION ON THE BOARD AND DIRECTOR NOMINEES

Director Nominees

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director
Frank Ingriselli Danville, California, USA	Director [2]

Mr. Ingriselli has over 42 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.

From 1979 to 2001, Mr. Ingriselli worked at Texaco, Inc. (“Texaco”) in a variety of senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development. While at Texaco, Mr. Ingriselli held the position of President of Texaco Technology Ventures, President and Chief Executive Officer of the Timan Pechora Company (owned by affiliates of Texaco, Exxon Corporation, Amoco Corporation, Norsk Hydro ASA and the PJSC Lukoil Company), and President of Texaco International Operations where he directed Texaco’s global initiatives in exploration and development. During his tenure, Mr. Ingriselli, also led Texaco’s initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries.

			50,000 Common Shares	2019

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Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director

From 2005 to 2018, Mr. Ingriselli was the founder, President, Chief Executive Officer and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the New York or American stock exchanges. From 2016 through 2019, Mr. Ingriselli was the founder, President and Chief Executive Officer of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes.

Currently, Mr. Ingriselli is the President of Indonesia Energy Corporation (NYSE:INDO). Mr. Ingriselli serves on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a US Section 501(c)(3) public charitable foundation.

As of April 1, 2022 Mr. Ingriselli joined the Board and was elected as CEO of Trio Petroleum Corporation. Trio Petroleum is an exploration and production company with assets located in Monterey County, California. It is currently a private company.

Also effective April 1, 2022 Mr. Ingriselli joined the Board of Elephant Oil Corporation. Elephant Oil is an exploration and production company with assets located in Namibia, Africa and in Benin, Africa. It is currently a private company.

Mr. Ingriselli obtained a Bachelor of Science degree in Business Administration from Boston University, a Master of Business Administration degree in both finance and international finance from New York University and a Juris Doctorate degree from Fordham University School of Law.

Mr. Ingriselli is a member of the Audit Committee.

George Liszicasz Calgary, AB	Chairman, Chief Executive Officer, President and Director

Mr. Liszicasz is the inventor of the SFD® technology and has been Chairman and Chief Executive Officer since the Company’s inception in 1996. Mr. Liszicasz’ primary responsibilities, as the President and Chief Executive Officer (“CEO”), are to oversee all operations and to further develop the SFD® technology.

Mr. Liszicasz obtained a degree in Electronic Engineering from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has done extensive research with various technologies, developing 52 inventions.

			15,382,391 Common Shares	1996

8

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director
Charles Selby Calgary, AB Canada	Lead Director [2,3,5,6]

Mr. Selby obtained a Bachelor of Science (Hons.) degree in Chemical Engineering from Queen’s University, a Juris Doctorate degree from the University of Calgary, and is a registered Professional Engineer and lawyer in the Province of Alberta. He previously practiced law for two large Canadian law firms, specializing in securities and international transactions primarily in the energy business. Mr. Selby served as Vice President of Pengrowth Corporation for almost 20 years participating in the growth of that entity to an enterprise value of more than $4 billion. He also has served as a director and officer of a number of reporting issuers in the oil and natural gas industry including Arakis Energy Corp., with operations in the Sudan. Since 2017 he is President and Director of Caledonian Midstream Corporation, a company that has natural gas and oil production together with a sour natural gas plant and infrastructure in the Alberta foothills and is also the CEO and a director of Wildcat Royalty Corporation.

Mr. Selby is the Lead Director of NXT. He is also Chair of the Compensation Committee and a member of the Audit Committee, the Disclosure Committee, and the Strategic Planning Committee.

			408,161 Common Shares	2006

9

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director
Gerry Sheehan Dublin, Leinster Ireland	Director

Mr. Sheehan has worked continuously in international oil and gas exploration, development, and production for over 38 years. He has broad technical and business development experience in Africa South Asia and Europe.

Mr. Sheehan began his career in 1982 as a geophysicist working with the British National Oil Corporation (“BNOC”), after privatization becoming Britoil plc. He evaluated acreage in the UK, Dutch, Danish, Irish and Norwegian sectors. In 1986 he transferred to the BNOC Houston office as a technical auditor. He was later seconded to the Global Basin Evaluation Team, focusing on Africa and Asia.

In 1987 Mr. Sheehan joined the fledgling oil company Tullow Oil plc. as part of the founding technical team. The company was successful in Senegal on a World Bank-sponsored gas to power project. New acreage was secured in the UK onshore, Pakistan, Syria and Yemen, with follow-on successful exploration and field development projects.

From 1992 to 1998, Mr. Sheehan held the position of Chief Geophysicist. The company enjoyed ongoing successes in South Asia culminating in the discovery and development of the 1 Trillion Cubic Feet-sized Bangora gas field in Bangladesh, operated on behalf of Texaco and Chevron. His project team also deployed on the successful re-development of the offshore Espoir field in Cote d’Ivoire, West Africa, with partners Canadian Natural Resources and Addax Petroleum.

From 1998 to 2006 he held the post of International Exploration Manager, this role also encompassed a business development responsibility. This was a time of rapid growth and expansion in the company with new assets acquired in West Africa, North Africa, Central and Eastern Europe and South Asia. In 2004, Mr. Sheehan led the technical due-diligence team on the corporate acquisition of Energy Africa plc. The enlarged company rapidly expanded its footprint in Africa with notable oil exploration successes in Ghana and Uganda, both countries now seen as significant oil provinces.

In 2007 Mr. Sheehan founded a private company, Blackstairs Energy. The company acquired oil field rehabilitation projects in Romania, and exploration acreage in Armenia and Senegal. The company also undertook technical and commercial asset evaluations on behalf of third parties.

In 2014 Mr. Sheehan was a founder of T5 Oil & Gas (“T5”), a private London-based oil and gas company. T5 is a license partner in a portfolio of assets in Gabon, comprising offshore oil production and a suite of un-developed oil and gas fields, both offshore and onshore, now being advanced to development.

Mr. Sheehan holds a Bachelor of Science degree in Geology and a Master of Science in Applied Geophysics, both obtained from the National University of Ireland. He is a Fellow of the Geological Society (FGS, elected 2009) and is an active member of the American Association of Petroleum Geologists (AAPG, 1986) and the Society of Exploration Geophysicists (SEG, 1996).

			Nil Common Shares	2021

10

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director
John Tilson Montecito, CA USA	Director [2,3,4,6]

After obtaining his Master of Business Administration degree from the University of Southern California and his Chartered Financial Analyst designation, Mr. Tilson had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with firms such as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann & Associates, Inc. (“RE&A”) in 1983 when assets under management were roughly US$160 million. During his tenure at RE&A, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation (“Pasadena”) formed as the holding company for the mutual funds and investment management business. After working as an Analyst and Portfolio Manager of Pasadena, Mr. Tilson became Executive Vice President & Managing Director. Assets under Pasadena’s management had grown to over US$5 billion by the time the firm was sold to Phoenix Companies in 1997. Mr. Tilson later retired in 2005.

From 2006 to 2012, Mr. Tilson was a member of the Board of Trustees of Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska, serving as Vice President and Chairman of the Long-Range Planning Committee for three of those years.

Mr. Tilson is the Chair of the Strategic Planning Committee, and a member of the Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

			5,916,208 Common Shares	2015
Thomas E. Valentine Calgary, AB Canada	Director [3,4]

Mr. Valentine is a Senior Partner with Norton Rose Fulbright Canada LLP (“Norton Rose”), where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of Norton Rose’s Energy and Infrastructure Practice Group and is involved in energy-related matters throughout the Middle East, North Africa, the Commonwealth of Independent States, Asia and South America.

Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc. and Avalia Energy Ltd., both public companies. He is also serves on the Board of Directors private companies Octavia Energy Corporation and Calvalley Petroleum Limited. He formerly was a director of one other Canadian public company, Veraz Petroleum Ltd. until December 2012.

Mr. Valentine holds a Bachelor of Arts degree from the University of British Columbia, a Bachelor of Laws degree from Dalhousie University, and a Master of Laws degree from the London School of Economics.

Mr. Valentine is the Chair of the Corporate Governance Committee and a member of the Compensation Committee.

			Nil Common Shares	2007

11

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director
Bruce G. Wilcox New York, NY USA	Director [2,4,5,6]

Mr. Wilcox has had a long career as in the investment industry. From 1984 to 1986, Mr. Wilcox was an Analyst and Portfolio Manager with Central National-Gottesman, Inc. where his team responsible for a US$500 million listed equity portfolio. In 1986, Mr. Wilcox joined Cumberland Associates, LLC (“Cumberland”), a New York equity fund, as an Analyst and Portfolio Manager before becoming a Partner (1989) and then Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland’s investments in the energy industry (E&P and service companies), with an emphasis on value and long-term holdings. During his tenure at Cumberland, assets under management ranged from US$0.7 billion to US$1.5 billion. Mr. Wilcox retired from Cumberland in 2010.

In 2016, Mr. Wilcox became the Chief Executive Officer of E Street Management, LLC (“E Street”) which managed a long/short equity fund of funds. The E Street fund ceased operations on December 31, 2020 to allow the principals of E Street to pursue other opportunities.

From January 2011 to present, Mr. Wilcox has served as one of three managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which specialize in investing in museum quality Chinese art and collectibles.

Mr. Wilcox obtained a BA (Honors), in Modern Chinese from the University of California, Santa Barbara (1977), and a Master of International Management from the American Graduate School of International Management in Phoenix (1980).

Mr. Wilcox is a trustee or director of several organizations, including the Teachers College of Columbia University (2003 to present, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to present, including as former Chair of the Board, Investment and Finance Committees), and the Manhattan Institute For Policy Research is a Trustee (2001 to present), a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox is the Chair of the Audit Committee and a member of the Corporate Governance Committee, the Disclosure Committee and Strategic Planning Committee.

			410,000 Common Shares	2015

Notes:

(1)

The information as to shares beneficially owned as at the date of this Information Circular, not being within the knowledge of the Company, has been obtained from information provided by the directors to the Company. Includes any shares beneficially owned, controlled or directed, directly or indirectly, voting securities of the Company.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Disclosure Committee.
(6)	Member of the Strategic Planning Committee.

12

Cease Trade Orders, Bankruptcies and Insolvencies

No proposed director has, within the 10 years prior to the date of this Information Circular:

·	been a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued: (i) while the proposed director was acting in the capacity as director chief executive officer or chief financial officer; or (ii) after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

·	been a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

·	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director has been subject to any penalties or sanctions imposed by a court or a securities regulatory authority, nor has any proposed director entered into a settlement agreement with a securities regulatory authority, relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This disclosure is intended to communicate the compensation provided to named executive officers of the Company, as defined under applicable securities laws (the “Named Executive Officers” or “NEOs”).

Total Return Performance Graph

This following graph compares the Common Share price performance of the Company over the five-year period ending December 31, 2021, to the S&P/TSX Composite Index, and the S&P/TSX Capped Energy Index, each starting with an investment of $100 at the end of 2016 excluding reinvestment of dividends.

Note:

(1)   Does not include reinvested dividends.

13

Named Executive Officer Compensation Trends

Notes:

(1)  NEOs include the CEO.

In the five year period ending December 31, 2021, the Company did not pay any performance bonuses to its executive officers. Options granted at other times to NEOs were for initial incentive grants at the beginning of their employment.

Compensation Committee

(i)	Composition of the Compensation Committee

Messrs. Selby (Chair), Tilson and Valentine are members of the Compensation Committee. All members of the Compensation Committee are independent within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

(ii)	Responsibilities of the Compensation Committee

The Compensation Committee’s duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the Company. The Compensation Committee shall assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Compensation Committee will report and where appropriate, make recommendations to the Board in respect of the matters identified in the charter.

Compensation of executive officers of the Company, including the NEOs, is recommended to the Board by the Compensation Committee. During the most recently completed fiscal year, the Compensation Committee was comprised of three directors, being Charles Selby (Chairman), John Tilson and Thomas E. Valentine. Mr. Tilson and Mr. Valentine are “independent” as that term is defined in NI 58-101. The Board, as a whole, reviews the recommendations of the Compensation Committee.

All members of the Compensation Committee have expertise and extensive experience in compensation, governance and other human resource areas through their roles with other publicly listed companies, as discussed in further detail under the heading “Corporate Governance – Compensation Committee”.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Company. The Compensation Committee also reviews and approves changes to the Company’s compensation policies and approves the hiring of executive management recruited from outside the Company.

14

The Company did not retain an independent compensation advisor for the year ended December 31, 2021 or to date in 2022.

Compensation Philosophy and Objectives

The Company’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align management’s interest with those of the Shareholders. This is accomplished by providing an opportunity to receive total compensation that is competitive with the compensation received by those executives at comparable companies, by ensuring that a significant proportion of executive compensation is linked to performance, and by providing executives with equity-based incentive plans, including the Restricted Share Unit Plan (the “RSU Plan”), the Stock Option Plan (the “Option Plan”), and the Employee Share Purchase Plan (the “ESP Plan”) as well as the Deferred Share Unit Plan (the “DSU Plan”) pursuant to which executives who are also directors of the Company are eligible to receive DSU grants.

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company attempts to provide competitive pay (market averages) for achieving target or expected performance, with additional bonus amounts payable when the Company has achieved superior performance results when compared to its business plan as approved by the Board.

The Company does not believe that its compensation programs encourage excessive or inappropriate risk taking as the Company’s executives receive both fixed and variable compensation which allows employees to focus on the Company’s business both in the immediate future and in the long-term.

Compensation Elements

The executive compensation program is comprised of fixed and variable components and covers four elements:

(i)	a base salary;

(ii)	non-equity incentives, consisting of a cash bonus linked to corporate and individual performance;

(iii)

equity incentives, comprised of Restricted Share Units granted pursuant to the RSU Plan (“RSUs”), Options, and Common Shares issued or acquired pursuant to the ESP Plan (“ESP Shares”), as well as DSUs to executives that are also directors of the Company; and

(iv)	other elements of compensation, including benefits and other perquisites.

Each compensation component has a different function, but all elements work in concert to maximize individual and overall performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals. The ESP Shares contributed by the Company further enhance the Company’s executive compensation program. Executives who are also directors of the Company are also eligible to receive DSUs.

(i)	Base Salary

The objective of base salary is to provide a fixed level of cash compensation for performing day-to-day responsibilities. In setting base salaries, the Company strives to be competitive with the oil and gas service industry but the size of the Company prohibits base salary compensation from matching larger industry competitors. Consideration is also given to objective factors, including level of responsibility, experience and expertise and to subjective factors, such as leadership, commitment and attitude.

(ii)	Cash Bonus Plan

Cash bonuses are intended to reflect actual performance in a particular fiscal year based on the achievement of objective corporate financial performance measures. The Compensation Committee and the Board have determined cash flow from operations to be the most appropriate objective criteria to use as the benchmark for measuring executive performance. Annual cash flow from operations targets are based on the Company’s annual budget as approved by the Board and measurement of actual results against these targets is based on audited financial information. Discretionary or subjective criteria may also be taken into consideration when determining cash bonuses, including the Company’s ability to pay such bonuses, individual performance and contributions, and other competitive considerations.

15

Management also provided the Board with a quarterly sales funnel analysis which listed potential survey revenue associated with ongoing discussions occurring across a number of countries internationally and risked them to provide a potential revenue figure. None of the potential contract discussions was at a sufficient stage to warrant public disclosure in 2021.

Given the significant uncertainty in the global oil and gas sector caused by the prolonged downturn in commodity prices and capital investment in drilling, production maintenance and growth, the Company considered all potential sources of revenue to be high risk and did not formalize a forecast of positive cash flow from operations in 2021.

As no target had been set, no cash bonuses were paid to executives.

(iii)	Equity Incentives

The equity component of the Company’s executive compensation program, namely the RSU Plan, the Option Plan and the ESP Plan, as well as the DSU Plan in so far as executives that are also directors of the Company are eligible to receive DSUs thereunder, are designed to:

·	recognize and reward the impact of longer-term strategic actions undertaken by management;

·	align the interests of the Company’s executive and employees with the interests of the Shareholders;

·	focus management on developing and successfully implementing the continuing growth strategy of the Company;

·	foster the retention of key management personnel; and

·	attract talented individuals to the Company.

DSU, RSU and Option awards are approved by the Board, based on the recommendations of the Compensation Committee after considering the recommendations of the CEO, with the exception that any awards to the CEO are determined and approved independently of any input from the CEO. In granting DSUs, RSUs and Options, consideration is given to:

·	the number of DSUs, RSUs and Options already outstanding on an individual and aggregate basis, as well as the terms thereof and the number of ESP Shares reserved for issuance under the ESP Plan;

·	the limits imposed by the TSX on the total number of DSUs, RSUs, Options and ESP Shares that may be issued and outstanding;

·	the expected impact of the role of the executive on the Company’s performance and strategic development; and

·	market benchmarking.

Summaries of the material terms of each of the ESP Plan, the RSU Plan, the Option Plan and the DSU Plan are attached to this Information Circular as Schedules “C” – “F”.

(iv)	Benefits and Other Perquisites

The Company’s executive employee benefit program includes such items as life insurance, disability, medical, dental, health and accident plans, and four weeks of annual paid vacation. These benefits and perquisites are designed to be competitive overall with equivalent positions in the Company’s industry.

16

Summary Compensation Table

The following table sets forth information concerning the total compensation to the NEOs paid during the Company’s three most recently completed financial years.

Name and principal position	Year	Salary ($)(1)(2)	Share-based awards ($)(3)	Option-based awards ($)(4)	All other compensation ($)(5)	Total compensation ($)
George Liszicasz President & Chief Executive Officer Chairman of the Board	2021	309,800	8,388	-	12,156	330,344
	2020	309,800	74,330	-	52,163	436,293
	2019	309,800	-	-	11,145	320,945
Eugene Woychyshyn Vice-President, Finance & Chief Financial Officer	2021	180,000	33,000	-	1,585	214,585
	2020	180,000	59,250	-	16,956	256,206
	2019	174,167	-	-	1,227	175,394
Sajid Sayeed(6) Director of Global Business Development	2021	-	-	-	-	-
	2020	-	-	-	-	-
	2019	99,000	-	-	2,646	101,646

Notes:

(1)	Amounts disclosed in the column for “Salary” include amounts contributed by the NEOs to the ESP Plan during the applicable year.
(2)	Amounts disclosed in the column for “Salary” pertain to cash compensation received for director services ($35,000) during the applicable year.
(3)	Amounts disclosed in the column for “Share-based awards” are calculated as the aggregate grant date fair values of the vested and unvested RSUs, DSUs and ESP Shares granted or issued to, or acquired for, the NEOs under the RSU Plan, DSU Plan and ESP Plan during the applicable year.
(4)	Amounts disclosed in the column for “Option-based awards” are calculated as the grant date fair value determined using a Black-Scholes model. This methodology is consistent with the method used to estimate the fair value of Options in NXT’s financial statements.
(5)	Amounts disclosed in the column for “All other compensation” pertain to benefits related to standard health and life insurance premiums, car allowances, and other miscellaneous compensation paid by the Company on behalf of the eligible NEO of the Company. It also includes amounts related to severance pay, consulting fees and any cash payout in the year of unused vacation pay entitlements carried-forward.
(6)	Mr. Sayeed resigned from the Company as of June 30, 2019.

17

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table lists: (i) the number of securities underlying unexercised Options that have been granted to each of the NEOs and the net benefit of their “in-the-money” Options as at December 31, 2021; and (ii) the number of securities underlying unvested RSUs that have been granted to each of the NEOs and their net benefit at December 31, 2021. The number of securities underlying outstanding unexercised Options and the number of RSUs listed in the table below includes unvested Options and RSUs, the value of which could not be realized by the NEO as at December 31, 2021. There were no DSUs issued to NEOs and outstanding as at December 31, 2021.

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested-share based awards not paid out or distributed ($)(2)
George Liszicasz	-	-	-	-	103,333	63,033	-
Eugene Woychyshyn	150,000	0.59	Nov. 1, 2023	$3,000	83,333	50,833	-
Sajid Sayeed	-	-	-	-	-	-	-

Note:

(1)

Amounts disclosed in the columns for “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” are in respect of all vested and unvested option-based awards, including Options, and all unvested share-based awards, including RSUs, respectively, held by the NEOs as at December 31, 2021. These amounts were calculated using $0.61, which was the closing trading price of the Common Shares on the TSX on December 31, 2021, the last day of trading of the year.

(2)

Amounts disclosed in the column for “Market or payout value of vested share-based awards not paid out or distributed” are in respect of all vested share-based awards, including DSUs, which the NEOs are entitled to receive but which were not yet paid out or distributed as at December 31, 2021. These amounts were calculated using $0.61, which was the closing trading price of the Common Shares on the TSX on December 31, 2021, the last day of trading of the year.

Value Vested During the Year

The following table sets forth, for each NEO, the intrinsic (or “in-the-money”) value as at the vesting date on all security-based awards that vested during the financial year ended December 31, 2021:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
George Liszicasz	-	8,388	-
Eugene Woychyshyn	-	33,000	-
Sajid Sayeed	-	-	-

Notes:

(1)

Amounts disclosed in the column for “Option-based awards – Value vested during the year” represent the aggregate dollar value that would have been realized if any option-based awards, including Options, were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those awards.

(2)

Amounts disclosed in the column for “Share-based awards – Value vested during the year” represent the aggregate dollar value of vested share-based awards, including ESPs, RSUs and DSUs, as at the vesting date.

(3)	The Company’s non-equity plan compensation reflects annual bonus amounts earned in the year, and payable in cash.

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Narrative Discussion of Incentive Plans

Other than the RSU Plan, the Option Plan, the ESP Plan and the Cash Bonus Plan, the details of which are provided under the headings “Executive Compensation – Compensation Discussion and Analysis” and “Securities Authorized for Issuance Under Equity Compensation Plans”, the Company does not have any plans that provide compensation to non-director executives intended to serve as an incentive for performance over a period longer than one year.

The Company does not have a policy in place that prohibits its executive officers or directors from purchasing financial instruments which are designed to hedge financial risk related to any equity securities which are granted as part of their compensation program.

Employment Agreements

The Company occasionally enters into employment agreements with the Company’s executive officers, with such agreements setting out the principal terms of the employment relationship as between the executive officer and the Company, including the individual’s overall role, the expectations of the Company around business practices including confidentiality, ethical behavior and conflict of interest and financial terms. In addition, the contracts detail any severance payments that may be provided on termination of employment.

Mr. George Liszicasz serves as President and Chief Executive Officer of the Company pursuant to an executive employment agreement effective as of December 31, 2015 (the “Liszicasz EEA”).

Pursuant to the terms of the Liszicasz EEA, the employment of Mr. Liszicasz may be terminated by the Company. Upon termination of employment without cause, and any other reason excluding termination with cause, disability, death, or voluntary resignation, Mr. Liszicasz is entitled to receive immediately:

(i)	base salary for 24 months following the date of termination;

(ii)	an amount equal to 50% of any bonuses paid to Mr. Liszicasz for the prior calendar year;

(iii)	declared but unpaid bonuses and any accrued benefits and vacation;

(iv)	accrued or vested rights under the Company’s equity-based incentive plans, subject to compliance and conditions of such plans;

(v)	an amount equal to 10% of the amount calculated pursuant to item (i) above; and

(vi)

if the termination is pursuant to a change of control, all outstanding unvested rights under the Company’s equity-based incentive plans shall immediately accelerate and vest upon the occurrence of the change of control, and Mr. Liszicasz will have 90 days to exercise such rights.

The following table sets out the amounts payable by the Company to Mr. Liszicasz under the Liszicasz EEA if Mr. Liszicasz had been terminated by the Company without cause on December 31, 2021:

Name	Cash Portion ($)	Option Payout Amount ($)(1)	RSU Payout Amount ($)(2)	DSU Payout Amount ($)(3)
George Liszicasz	624,641	-	63,033	-

Notes:

(1)	Mr. Liszicasz has not been granted any DSUs.
(2)

This amount is equal to the amount of all Mr. Liszicasz’s unvested RSUs as at December 31, 2021 and is calculated with reference to the price of Mr. Liszicasz’s RSUs at $0.61, which was the closing trading price of the Common Shares on the TSX on December 31, 2021, the last day of trading of the year.

(3)	Mr. Liszicasz has not been granted any DSUs.

19

DIRECTOR COMPENSATION

The annual compensation for directors is currently approved by the Board at least twice per year, and for 2021 included an election by each director, to receive 100% of the annual retainer fee in cash or a combination of cash, Options and/or DSUs. The retainer fee is currently $30,000 per annum, with the Chairman of the Board and the Chair of the Audit Committee receiving an additional $5,000 per annum for their Chair responsibilities. In addition, each director is eligible to receive Options and RSUs.

Summary Compensation Table

The following table sets forth all compensation provided to the directors of the Company in the most recently completed financial year.

Name(1)	Fees earned ($)		Share-based awards ($)	Option-based awards ($)	Total compensation ($)
Frank Ingriselli	30,000		-	-	30,000
Charles Selby	30,000		-	-	30,000
Gerry Sheehan	15,000		-	-	15,000
John Tilson	30,000	(2)	-	-	30,000
Thomas E. Valentine	30,000		-	-	30,000
Bruce G. Wilcox	35,000		-	-	35,000

Notes:

(1)	Information for Mr. Liszicasz is documented under the heading “Executive Compensation”.
(2)	Mr. Tilson elected to receive $26,250 of his 2021 director fees in the form of Options.

20

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table lists the number of securities underlying unexercised option-based and share-based awards that have been granted to each of the directors and the net benefit of their “in-the-money” awards as at December 31, 2021. The number of securities underlying outstanding unexercised option-based awards listed in the table below includes unvested option-based awards, the value of which could not be realized by the directors as at December 31, 2021.

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
John Tilson	16,000	0.51	Sept. 30, 2025	1,600	-	-	-
	8,500	0.49	March 31, 2026	1,020	-	-	-
	21,360	0.44	June 30, 2026	3,631	-	-	-
	14,750	0.68	Sept. 30, 2026	-	-	-	-
	18,050	0.62	Dec. 31, 2026	-	-	-	-

Notes:

(1)	Information for Mr. Liszicasz is documented under the heading “Executive Compensation”.
(2)

Amounts disclosed in the columns for “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” are in respect of all vested and unvested option-based awards, including Options, and all unvested share-based awards, including RSUs, respectively, held by the directors as at December 31, 2021. These amounts were calculated using $0.61, which was the closing trading price of the Common Shares on the TSX on December 31, 2021, the last day of trading of the year.

(3)

Amounts disclosed in the column for “Market or payout value of vested share-based awards not paid out or distributed” are in respect of all vested share-based awards, including DSUs, which the directors are entitled to receive but which were not yet paid out or distributed as at December 31, 2021. These amounts were calculated using $0.61, which was the closing trading price of the Common Shares on the TSX on December 31, 2021, the last day of trading of the year.

21

Value Vested During the Year

The following table sets forth, for each director, the intrinsic (or “in-the-money”) value as at the vesting date on all security-based awards that vested during the financial year ended December 31, 2021:

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)(3)
Frank Ingriselli	-	-
Charles Selby	-	-
John Tilson	-	-
Thomas E. Valentine	-	-
Bruce G. Wilcox	-	-

Notes:

(1)	Information for Mr. Liszicasz is documented under the heading “Executive Compensation”.
(2)

Amounts disclosed in the column for “Option-based awards – Value vested during the year” represent the aggregate dollar value that would have been realized if any option-based awards, including Options, were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those awards.

(3)

Amounts disclosed in the column for “Share-based awards – Value vested during the year” represent the aggregate dollar value of vested share-based awards, including RSUs and DSUs, as at the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As discussed above, the Company has adopted four equity compensation plans: (i) the DSU Plan, which was first approved by the Shareholders on June 25, 2019; (ii) the RSU Plan, which was last approved by the Shareholders on August 25, 2020; (iii) the Option Plan, which was last approved by the Shareholders on June 25, 2019; and (iv) the ESP Plan, which was first approved by the Shareholders on August 25, 2020. The DSU Plan and the Option Plan will be presented to the Shareholders for approval on June 6, 2022. The aggregate number of securities reserved for issuance under the DSU Plan, the RSU Plan, the Option Plan, and the ESP Plan shall not exceed 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) from time to time.

As at December 31, 2021, there were 65,250,710 Common Shares issued and outstanding and an aggregate of 6,525,071 securities available for issuance under the Company’s existing equity compensation plans. Of those 6,525,071 securities available for issuance, 358,660 Options had been issued under the Option Plan and were outstanding, 37,354 DSUs had been issued under the DSU Plan and were outstanding, and 696,666 RSUs had been issued under the RSU Plan and were outstanding (representing approximately 1.67% of the total number of issued and outstanding Common Shares) and 5,432,391 securities remained available for issuance (representing approximately 8.33% of the total number of issued and outstanding Common Shares).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders
Option Plan	358,660	$0.56	(3)	358,660
RSU Plan(1)	696,666	$0.45	(3)	696,666
DSU Plan(1)	37,354	$0.40	(3)	37,354
ESP Plan(1)	-	-		-
Equity compensation plans not approved by security holders	-	-		-
Total	1,092,680	$0.48		5,432,391	(2)

Notes:

(1)	RSUs, DSUs and ESP Shares are issued automatically once vested and do not require the holder thereof to exercise.
(2)

Number of securities remaining available for future issuance under security-based compensation plans calculated at December 31, 2021 as 10% of 65,250,710 Common Shares issued and outstanding, less: (i) 358,660 Options outstanding; (ii) 696,666 RSUs outstanding; and (iii) 37,354 DSUs outstanding.

(3)	Average price of the Common Shares on the TSX on the date the Options, RSUs, and DSUs were granted or issued, as applicable.

Since December 31, 2021, the Company issued 69,252 ESP Shares from treasury, 22,900 Options, and has granted no DSUs and no RSUs. Accordingly, as at the date of this Information Circular, there are 65,319,962 Common Shares issued and outstanding and an aggregate of 5,416,416 securities available for issuance under the Company’s existing equity compensation plans.

22

The burn rate shows how rapidly a company is utilizing shares reserved for equity compensation plans. It is calculated by dividing the number of share awards granted in a given year by the weighted average issued and outstanding shares of the Company for the same year. The following table summarizes the Company’s three year annual and three year average burn rate as at December 31, 2021.

						Burn Rate
Fiscal Year	Options Granted	RSUs Granted	DSUs Granted	ESPs Issued	Basic Weighted Average of Issued and Outstanding Common Shares as at December 31	Options	RSUs	DSUs	ESPs	Total
	(#)	(#)	(#)	(#)	(#)
2021	62,660	-	-	304,550	64,658,380	0.09%	0.00%	0.00%	0.47%	0.56%
2020	46,000	1,200,000	37,354	30,899	64,409,170	0.07%	1.86%	0.06%	0.05%	2.04%
2019	100,000	-	-	-	68,156,059	0.15%	0.00%	0.00%	0.00%	0.15%
					Average Three-year Burn Rate	0.10%	0.62%	0.02%	0.17%	0.91%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director or officer of the Company, or any associate of any director or officer is or has been indebted, on a net basis, to the Company at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Board and executive officers of the Company, no “informed person” (as defined in NI 51‑102), proposed director, or associate or affiliate of any informed person or proposed director had a material interests, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company except for Mr. Liszicasz who beneficially owns, or controls or directs, directly or indirectly, approximately 23.55% of the issued and outstanding Common Shares at the date hereof.

On April 18, 2021 the Company acquired the right to use SFD® technology to explore for geothermal resources (the “Geothermal Right”) from Mr. George Liszicasz, President and CEO of NXT, the inventor of the SFD® technology. This agreement was negotiated between Mr. Liszicasz and the independent members of Board. The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;

2.	300,000 Common Shares, which were issued in December 2021;

3.	CAD$15,000 signature milestone payment paid in August 2021;

4.	US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of specifically defined funds from operations; and

5.

US$250,000 milestone payment which will become due in the event that the Company executes and completes and receives full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed and payment of at least US$5,000,000 is received by April 18, 2023.

23

As of December 31, 2021 the Company has recognized $275,610 for the acquisition Geothermal Right which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000. The cost of the remaining two items 4 and 5 will be recognized by a special committee of the Board, comprised entirely of independent directors. The Board delegated authority to the special committee to determine if the milestones have been achieved.

Mr. Liszicasz’s total Common Shares as of the date of this Circular of 15,382,391 includes the 300,000 Common Shares issued as part of the acquisition of the Geothermal Right.

CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to its Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with NI 58-101, the Company annually discloses information related to its system of corporate governance, which is detailed in Schedule “G” to this Information Circular.

The Board held a total of five formal meetings in 2021, which were attended as follows:

	Meetings (#)	Attended (#)	Attended (%)
Frank Ingriselli	5	5	100
George Liszicasz (Chairman)	5	5	100
Gerry Sheehan	2	2	100
Charles Selby	5	5	100
John Tilson	5	5	100
Thomas E. Valentine	5	5	100
Bruce G. Wilcox	5	5	100

Corporate Governance Committee

Composition

Messrs. Valentine (Chair), Tilson, and Wilcox are the current members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent within the meaning of NI 58-101.

Responsibilities

The Corporate Governance Committee’s duties, as outlined in its charter, are to deal with the Company’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of Shareholders.

24

Disclosure Committee

Composition

Messrs. Selby (Chair), Wilcox and Woychyshyn (Vice President, Finance & Chief Financial Officer of the Company) are the current members of the Disclosure Committee. All members of the Disclosure Committee are independent within the meaning of NI 58-101 except for Mr. Woychyshyn.

Responsibilities

The Disclosure Committee’s duties are to ensure that the Company provides timely, accurate and balanced disclosure of all material information about the Company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Disclosure Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR and EDGAR as well as the Company’s website.

Strategic Planning Committee

Composition

Messrs. Tilson (Chair), Selby and Wilcox are the current members of the Strategic Planning Committee. All members of the Strategic Planning Committee are independent within the meaning of NI 58-101.

Responsibilities

The Strategic Planning Committee’s duties are to set out the long-term goals of the Company and to take an active role in the development and execution of plans to achieve those goals. The Committee participates in establishing priority areas of Company business, assessment of strategic initiatives from Company senior executives with regard to development and implementation control of the Company strategy and business area specific strategies of the Company. The Committee also makes recommendations regarding the overall organization and management structure including areas where management needs to be strengthened, reviewing the organizational job descriptions and requirements and procedures for coordination of organizational management and board resources. The Committee is actively involved in the Company’s strategic planning process and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one board meeting each year is centered on discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

Audit Committee

Composition

Messrs. Wilcox (Chair), Ingriselli, Selby and Tilson and are the current members of the Audit Committee. All members of the Audit Committee are independent within the meaning of NI 52-110, and each member is financially literate. The Audit Committee Charter is attached as Schedule “H” to this Information Circular.

All members of the Audit Committee have an educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as a member of the Audit Committee.

(i)	Bruce G. Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management in Phoenix. He spent most of his career with Cumberland, a New York equity fund, where he progressed from Analyst and Portfolio Manager to Partner, and where he also served as Chairman of the Managing Committee.

(ii)	Frank Ingriselli

Mr. Ingriselli graduated from Boston University with a Bachelor of Science degree in Business Administration. He also earned a Master of Business Administration in both finance and international finance from New York University in both finance and international finance and a Juris Doctorate degree from Fordham University School of Law.

(iii)	Charles Selby

Mr. Selby is both a lawyer and professional engineer, with past legal experience specializing in securities and corporate finance matters. He has served on the board or in senior management roles with a number of private firms as well as reporting issuers in the oil and natural gas industry. Mr. Selby has previously served on the audit committees of Alta Canada Energy Corp. and served as the audit committee chairman for Idaho Natural Resources Corp. (formerly Bridge Resources Corp.).

(iv)	John Tilson

Mr. Tilson, obtained a Master of Business Administration degree from the University of Southern California and his Chartered Financial Analyst designation and, before his retirement, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company.

25

Oversight

The Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Company’s principal auditor prior to the commencement of the engagement, subject to the following:

·	the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

·	for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve individual non-audit service engagements with expected annual aggregate costs of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and

·	for engagements not on the pre-approved list and with expected costs greater than an annual aggregate of $50,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

Nature and Amount of Auditor’s Fees

The following table sets out the fees billed to the Company by KPMG LLP and its affiliates for professional services in each of the last two fiscal years ended December 31. During these years, KPMG LLP was the Company’s only external auditor.

	2021	2020
Audit fees (1)	$234,330	$230,865
Tax fees	$1,338	$4,762
Other audit related fees	$-	$-
Total fees	$235,668	$235,627

Notes:

(1)   Includes fees related to reviews of each of the Company’s unaudited interim, 3 month quarterly filing period.

The Audit Committee held a total of four meetings during 2021.

26

Compensation Committee

Composition

Messrs. Selby (Chair), Tilson and Valentine are the current members of the Compensation Committee. All members of the Compensation Committee are independent within the meaning of NI 58-101 and have extensive direct financial and legal experience, including serving on the compensation committees of other public companies, which is relevant to fulfilling their responsibilities related to executive compensation. Mr. Selby has approximately 20 years of experience in advising a public Canadian company on compensation issues and has served on the compensation committees of the board of directors of other reporting issuers. Mr. Valentine currently serves on the compensation committee of two public companies, and has dealt with compensation and employment law issues for 25 years. Mr. Tilson’s career as an executive and managing director at various firms has also given him experience in dealing with compensation related issues.

Responsibilities

The primary responsibilities of the Compensation Committee are to recommend to the Board an executive compensation philosophy, a senior management organization and reporting structure, corporate objectives for which the CEO is to be responsible, review the performance of senior officers with the CEO, review and recommend compensation to be paid to senior officers, review and recommend remuneration and benefits to be paid to the directors and review general policies relating to compensation and benefits of our employees. See “Compensation Discussion and Analysis” within this Information Circular for further information regarding the role of the Compensation Committee. The Compensation Committee held one meeting during 2021.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on both the Company’s website (www.nxtenergy.com) as well on SEDAR (www.sedar.com).

Shareholders may contact Mr. Eugene Woychyshyn, Vice President, Finance & Chief Financial Officer (tel: 1-403-206-0805 or fax: 1-403-264-6442) to request copies of the AIF and/or the Financial Statements and the related management’s discussion and analysis. Financial information is provided in the Company’s comparative annual financial statements and related management’s discussion and analysis for the Company’s most recently completed financial year.

DATED at Calgary, this 29th day of April, 2022.

27

SCHEDULE "A"

SHAREHOLDER RESOLUTIONS – UNALLOCATED OPTIONS RESOLUTION

UNALLOCATED OPTIONS RESOLUTION

WHEREAS NXT Energy Solutions Inc. (the “Corporation”) became listed on the Toronto Stock Exchange (the “TSX”) on March 22, 2016, and the Corporation’s Stock Option Plan (the “Option Plan”) was approved by the TSX at that time;

AND WHEREAS the Option Plan, as amended at the annual meeting of shareholders held on June 25, 2019, does not have a fixed maximum number of securities issuable thereunder;

AND WHEREAS there are unallocated stock options (“Options”) under the Option Plan;

AND WHEREAS the rules of the TSX provide that all unallocated stock options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable, be approved every three (3) years;

NOW THEREFORE BE IT RESOLVED THAT:

1.	All unallocated Options under the Option Plan are hereby approved.

2.

The Corporation is hereby authorized to continue granting Options under the Option Plan until June 6, 2025, which is the date that is three (3) years from the date of the annual meeting of shareholders on June 6, 2022.

3.

Any one director or officer of the Corporation be and is hereby authorized and directed to take all such action, do all such things, enter into, execute, affix the common seal of the Corporation and to deliver or cause to be delivered all such documents, agreements and writings, as he or she may in their sole discretion deem necessary or advisable in order to give full effect to the intent and purpose of this Resolution.

A-1

SCHEDULE "B"

SHAREHOLDER RESOLUTIONS – DEFERRED SHARE UNIT PLAN RESOLUTION

DEFERRED SHARE UNIT PLAN RESOLUTION

WHEREAS NXT Energy Solutions Inc.’s (the “Corporation”) Deferred Share Unit Plan (the “DSU Plan”) was approved by the TSX on September 25, 2019;

AND WHEREAS the shareholders of the Corporation (the “Shareholders”), the DSU Plan, at the annual meeting of shareholders held on June 25, 2019 the DSU Plan governing the issuance of deferred share units of the Corporation to directors of the Corporation and its affiliates;

AND WHEREAS, the Shareholders consider it in the best interests of the Corporation to approve the DSU Plan.

 NOW THEREFORE BE IT RESOLVED THAT:

1.	The DSU Plan, substantially as described in the Information Circular of the Corporation dated April 29, 2022 and attached as Schedule “K” thereto, is hereby approved.

2.

All unallocated entitlements under the DSU Plan, as amended or supplemented from time-to-time, are hereby approved and authorized, such approval being effective until no later than June 6, 2025, which is the date that is three (3) years from the date of the annual meeting of shareholders on June 6, 2022.

3.

Any one director or officer of the Corporation be and is hereby authorized and directed to take all such action, do all such things, enter into, execute, affix the common seal of the Corporation and to deliver or cause to be delivered all such documents, agreements and writings, as he or she may in their sole discretion deem necessary or advisable in order to give full effect to the intent and purpose of this Resolution.

B-1

SCHEDULE “C”

EMPLOYEE SHARE PURCHASE PLAN SUMMARY

The following is a summary of the material provisions of the Employee Share Purchase Plan (the “ESP Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the ESP Plan, the full text of which is set out in Schedule “D” to the Company’s Information Circular dated July 17, 2020 which is available on SEDAR (www.sedar.com). Capitalized terms which are used herein shall have the meanings ascribed thereto in the ESP Plan.

Participation and Purpose

The ESP Plan allows employees (including officers) and other individuals determined by the Board to be eligible to contribute a portion of their earnings to the ESP Plan for the purchase of Common Shares. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 10% of a participant’s Earnings. The Company will equally match that participant’s contribution and, as an incentive to participate in the ESP Plan, the Company will double its contributions for the first year to a maximum of $15,000. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the Exchange. A participant may make excess contributions under the ESP Plan up to a maximum of such participant’s net earnings; however, excess contributions do not receive a corresponding employer contribution by NXT.

NXT considers the ESP Plan an integral element of its compensation program, as it strengthens the Company’s ability to attract and retain qualified personnel and promotes investment in the Company, thereby aligning the interests of participating employees and officers with Shareholders.

Employer Contributions

Common Shares issued from treasury under the ESP Plan will be priced either: (i) if the Administrative Agent acquires Common Shares through market purchases for a contribution period, treasury shares will be issued at a price equal to the weighted average purchase price of Common Shares purchased by the Administrative Agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, such shares will be issued at the weighted average trading price of the common shares on the Exchange on the 10 trading days preceding the treasury issuance date.

The number of Common Shares reserved for issuance from time to time pursuant to the ESP Plan and all other equity compensation plans (including the RSU Plan, the DSU Plan and the Option Plan) shall be equal to 10% of the issued and outstanding Common Shares, calculated on an undiluted basis, and further provided that the number of Common Shares: (a) reserved for issuance to Insiders does not exceed 10% of the issued and outstanding Shares; (b) issued to Insiders within a one-year period does not exceed 10% of the issued and outstanding Shares; or (c) issued to any one Insider (and such Insider’s associates) within a one-year period does not exceed 5% of the issued and outstanding Shares.

Withdrawal and Termination of Participation

A participant’s entitlement to make further Employee Contributions and Excess Contributions, and to receive Employer Contributions and Employer Bonus Contributions in respect thereof shall terminate immediately if any of the following occur: (a) the participant becomes totally and permanently disabled; (b) the participant ceases to be an employee of NXT, including by way of resignation, retirement or termination (with or without cause); or (c) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP or TFSA account, transferred to another RRSP or TFSA account (to the extent permitted by law).

If a participant sells or withdraws Common Shares that were acquired by or issued to the Administrative Agent in respect of employer contributions within six months of the acquisition or issuance, the participant is not entitled to receive employer contributions under the ESP Plan for a period of six months thereafter.

C-1

Vesting

Common Shares held by the Administrative Agent on behalf of participants are at all time vested in such participants. A participant is not entitled to transfer any interest in Common Shares held by the Administrative Agent on behalf of such participant, subject to a participant’s right to terminate his or her participation in the ESP Plan.

Amendments and Termination of the ESP Plan

The Board has the power and authority to approve without Shareholder approval (but with the consent of the Exchange, as required) amendments to cure any ambiguity, error or omission in the ESP Plan or to correct or supplement any provision of the ESP Plan that is inconsistent with any other provision of the ESP Plan, to comply with applicable law or the requirements of the Exchange, respecting administration and eligibility under the ESP Plan, or that of a “housekeeping nature”. The Board may amend, suspend or discontinue the ESP Plan at any time, provided that, without Shareholder approval, no amendment may be made to the number of Common Shares issuable under the ESP Plan, increase participation limits solely to the benefit of insiders of NXT, or amend the amendment provision of the ESP Plan.

C-2

SCHEDULE “D”

RESTRICTED SHARE UNIT PLAN SUMMARY

The following is a summary of the material provisions of the Restricted Share Unit Plan (the “RSU Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the RSU Plan, the full text of which is set out in Schedule F to the Company’s Information Circular dated July 17, 2020 which is available on SEDAR (www.sedar.com). Capitalized terms which are used herein shall have the meanings ascribed thereto in the RSU Plan.

Purpose

The RSU Plan is designed to strengthen the ability of NXT to attract and retain qualified Service Providers, to align the interests of Service Providers with the interests of NXT’s shareholders, and to focus management of NXT on operating and financial performance and total long-term Shareholder return by providing an increased incentive to contribute to NXT’s growth and profitability.

Eligible Participants

Officers, directors, employees and consultants or contractors, or principals of consultants or contractors of the Company are eligible to receive grants under the RSU Plan, which is administered by the Board.

Awards

The aggregate number of Common Shares reserved for issuance from treasury under the RSU Plan together with the Company’s other equity compensation plans (including the DSU Plan, the Option Plan and, the ESP Plan) is 10% of the Common Shares issued and outstanding. As at the date hereof, there were a total of 5,453,538 Common Shares (representing approximately 8.5% of the total number of issued and outstanding Common Shares) reserved for potential future issuance by the Company under the Company’s equity compensation plans.

RSUs shall not be granted pursuant to the RSU Plan without the requisite approval of the Shareholders and the Exchange, if such grant together with grants pursuant to all other equity compensation plans of the Company could result, at any time, in the number of Common Shares: (a) reserved for issuance to Insiders exceeding 10% of the issued and outstanding Shares; (b) issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Shares; (c) issued to any one Insider (and such Insider’s associates) within a one-year period exceeding 5% of the issued and outstanding Shares; or (d) issued to each Non-Management Director exceeding a value of $150,000, calculated at the time of grant.

The RSUs shall vest over a period of time no longer than 3 years from the first anniversary of the Grant Date.

Amendments and Termination of the RSU Plan

The RSU Plan and any Unit Award granted pursuant to thereto may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the Exchange in the event that the Shares are listed on the Exchange, provided that all material amendments to the Plan shall require the prior approval of the Shareholders and no amendment may cause the RSU Plan to cease to meet the exception in paragraph (k) of the definition of “salary deferral arrangement” in the Tax Act. Examples of the types of amendments that are not material that the Board is entitled to make without Shareholder approval include, without limitation, amendments: (a) to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein; (c) respecting the administration of the RSU Plan; (d) changing the vesting provisions of the RSU Plan or any Unit Award; and (e) changing the termination provisions of any Unit Award that does not entail an extension beyond the original expiration date thereof.

If the Common Shares are listed on the Exchange, no amendment to the RSU Plan requiring Shareholder approval under any applicable securities laws or requirements shall become effective until such Shareholder approval is obtained. In addition to the foregoing, Shareholder approval shall be required to: (a) make any amendment to the RSU Plan to increase the percentage of Common Shares that are available to be issued under outstanding Unit Awards at any time pursuant to Section 6(a) of the RSU Plan; (b) extend the Expiry Date of any outstanding Unit Awards held by Insiders; (c) make any amendment to increase the number of Shares that may be issued to Insiders above the restrictions contained in Sections 5(a)(i) and 5(a)(ii) of the RSU Plan; (d) amend the limits on Non-Management Directors contained in Section 5(a)(iv) of the RSU Plan; or (e) amend Section 10 of the RSU Plan (the Amendment and Termination Provision).

In addition, no amendment to the RSU Plan or Unit Awards granted pursuant to the RSU Plan may be made without the consent of the Grantee, if it adversely alters or impairs the rights of any Grantee in respect of any Unit Award previously granted to such Grantee under the RSU Plan.

D-1

Cessation of Entitlement to Participate

Except as otherwise determined by the Board, in the event a Grantee who is a director, officer, employee of, or service provider to, the Company ceases to hold such position, then the following will apply: (a) if a Grantee is terminated for Just Cause or any other material breach, all unvested RSUs shall be terminated and rights to receive any payment thereunder shall be forfeited immediately; (b) if a Grantee voluntarily resigns or is Terminated Without Cause (and such Termination is not an Accelerated Vesting Event), then all unvested RSUs shall be terminated and rights to receive payment thereunder shall be forfeited immediately; (c) in the event of the death of the Grantee, the Vesting Date for all RSUs held by such Grantee shall be the date of the death of the Grantee; or (d) if termination of the Grantee is due to their becoming permanently disabled, the Vesting date of all RSUs shall be unaffected and shall continue to vest in accordance with the applicable Unit Award Agreement.

Transferability

Shares or cash deliverable upon vesting of an RSU shall only be delivered to or to the order of, a Grantee, by NXT or the Plan Trustee, as applicable, except that if a Grantee dies, Common Shares or cash may be delivered to the Grantee’s legal representative or designated beneficiary to whom the RSUs transfer by will or by the laws of descent and distribution. Except for the foregoing and as otherwise provided in the RSU Plan, no assignment, sale, transfer, pledge or charge of an RSU, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such RSU whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such RSU shall terminate and be of no further force or effect.

Effect of Certain Changes

In the event: (a) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (b) that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value; or (c) that, as a result of any reorganization, recapitalization, merger, consolidation or other transaction that is not a Liquidity Event, the Common Shares are converted into or exchangeable for any other securities; then, in any such case, the Board may make such adjustments to the RSU Plan and to any Unit Awards outstanding under the RSU Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to Grantees hereunder.

Funding of RSU Awards

NXT may from time to time, on its own behalf and on behalf of such of the NXT Entities that employ Service Providers, make contributions to a Trust Fund in such amounts and at such times as may be specified by the Committee for the purpose of funding, in whole or in part, awards of RSUs which become payable to Service Providers pursuant to the RSU Plan. Any purchases of Shares by the Plan Trustee or otherwise pursuant to the RSU Plan shall be made on the open market by a broker designated by the Plan Trustee who is independent of NXT in accordance with the by-laws, regulations and policies of the Exchange. For greater certainty, any Trust Funds shall not result in the Plan being viewed as a “retirement compensation arrangement” for the purpose of the Tax Act.

If approval is not obtained at the Meeting, RSUs which were not allocated as of June 21, 2020 (being the third anniversary of the approval by the Shareholders of the RSU Plan) will not be available again for grant. RSUs which were allocated and outstanding as of June 21, 2020 and subsequently cancelled or terminated will not be available again for grant. Previously granted RSUs which are not cancelled or terminated will continue unaffected by the approval or disapproval of the Unallocated Entitlements Resolution.

D-2

SCHEDULE “E”

AMENDED AND RESTATED STOCK OPTION PLAN SUMMARY

The following is a summary of the material provisions of the Amended and Restated Stock Option Plan (the “Option Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Option Plan, the full text of which is set out in Schedule J to this Information Circular. Capitalized terms which are used herein shall have the meanings ascribed thereto in the Option Plan.

Purpose

The purpose of the Option Plan is to advance the interests of the Company by encouraging its directors, officers and employees or service providers to acquire Common Shares, thereby: (i) increasing the proprietary interests of such persons in the Company; (ii) aligning the interests of such persons with the interests of the Shareholders generally; (iii) encouraging such persons to remain associated with the Company; and (iv) furnishing such persons with an additional incentive and remuneration in their efforts on behalf of the Company.

Eligible Participants

Officers, directors, employees and service providers to the Company are eligible to receive grants of Options under the Option Plan, which is administered by the Board.

Common Shares Subject to the Option Plan

The aggregate number of Common Shares reserved for issuance under the Option Plan, or any other security-based compensation plan of the Company, shall not exceed 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) from time to time. The number of Common Shares that may be acquired under an Option granted to a participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Common Shares reserved for issuance to any one participant under the Option Plan or any other plan of the Company, shall not exceed five percent of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Company receives the permission of the stock exchange or exchanges on which the Common Shares are listed to exceed such threshold.

Insider Participation

The maximum number of Common Shares which may be reserved for issuance to “Insiders” (as defined in the TSX Company Manual) under the Option Plan and under all other security-based compensation arrangements of the Company shall be 10% of the total number of Common Shares issued and outstanding. The number of Common Shares issued to Insiders within any one-year period under the Option Plan and under all other security-based compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares issued and outstanding. The issuance to any one Insider (and such Insider’s associates) within a one-year period of a number of Common Shares under the Option Plan and under all other security-based compensation arrangements of the Company shall not exceed 5% of the number of Common Shares issued and outstanding.

Exercise Price

The exercise price of Options granted under the Option Plan shall be fixed by the Board at the time the Option is granted but shall not be less than the five-day volume weighted average of the closing price of the Common Shares prior to the date of grant, or the market value of the Common Shares at the date of the grant as otherwise calculated in accordance with the rules of the applicable exchange.

E-1

Vesting and Term of Options

The Option Period during which Options may be exercised shall be determined by the Board at the time the Options are granted, subject to any vesting limitations which may be imposed by the Board in its sole, unfettered discretion at the time such Options are granted, provided that:

1.

no Option shall be exercisable for a period exceeding five years from the date the Option is granted unless the Company receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board, and in any event, no Option shall be exercisable for a period exceeding 10 years from the date the Option is granted;

2.

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the Shareholders; and

3.	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

4.

any Options granted to any Participant must expire within 30 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

Blackout Periods

A “Blackout Period” designated by the Company shall mean a period of time during which the Option holder cannot exercise an Option, or sell the Shares that are issuable pursuant to the exercise of Options, due to applicable policies of the Company in respect of insider trading. If an Option expires during a Blackout Period, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Option holder, then the revised expiration date for that Option shall be extended to become the tenth business day after the expiry date of the Blackout Period.

Cessation of Entitlement to Options

In the event that a holder of Options who is a director, officer, employee of, or service provider to, the Company ceases to hold such position for any reason other than death or permanent disability, such Options will terminate immediately as to the then unvested portion thereof and at 4:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the 30th day after the date such individual ceases to be a director, officer, employee of, or service provider to, the Company as to the then vested portion of the Option.

In the event of the death or permanent disability of an option holder, any Options previously granted to such holder shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such holder, whichever is earlier, and in the event of death or permanent disability, only: (i) by the person or persons to whom the option holder’s rights under the Options shall pass by under the terms of the option holder’s will or by applicable law; and (ii) to the extent that the holder was entitled to exercise the Options as at the date of the holder’s death or permanent disability.

Transferability

All benefits and rights in Options accruing to any option holder in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable unless specifically provided in the Option Plan. The Company shall not recognize any attempted exercise of any purported assignee of an option holder. During the lifetime of an option holder, any Options granted under the Option Plan may only be exercised by the holder thereof and in the event of the death or permanent disability of an option holder, by the person or persons to whom the option holder’s rights under the Options pass by the option holder’s will or applicable law.

E-2

Amendments

The Board may, at any time, amend, suspend or terminate the Option Plan, or any portion thereof, or any Option granted thereunder, without Shareholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Shareholders or any governmental or regulatory body.

Notwithstanding the foregoing, Shareholder approval will be required for the following types of amendments:

(a)

amendments to the number of Common Shares issuable under the Option Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(b)	amendments which would result in the exercise price for any Option granted under the Option Plan being lower than the market price of the Common Shares at the time the Option is granted;

(c)	amendments which reduce the exercise price of an Option;

(d)	amendments extending the term of an Option held by an insider beyond its original expiry date except as otherwise permitted by the Option Plan;

(e)	the adoption of any option exchange scheme involving Options; and

(f)	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Financial Assistance

Financial assistance may only be provided in connection with the exercise of an Option if the Shareholders approve such assistance.

Change of Control

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change of control of the Company, the option holder shall be entitled to exercise in full or in part any unexercised Options previously granted under the Option Plan, whether vested or not, either: (i) during the remaining term of the Options; or (ii) within ninety (90) days after the date of termination of the employment of the option holder with the Company or the cessation or termination of the option holder as a director of, officer of, or service provider to, the Company, whichever first occurs.

E-3

SCHEDULE "F"

DEFERRED SHARE UNIT PLAN SUMMARY

The following is a summary of the material provisions of the Deferred Share Unit Plan (the “DSU Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the DSU Plan, the full text of which is set out in Schedule K to this Information Circular. Capitalized terms which are used herein shall have the meanings ascribed thereto in the DSU Plan.

Purpose

The principal purposes of the DSU Plan are to: (i) strengthen the ability of the Company and its affiliates to retain qualified directors which the Company and its affiliates require; (ii) provide a competitive long term incentive program to attract qualified directors which the Company and its affiliates require; and (iii) promote a proprietary interest in the Company through share ownership thereby aligning the interests of directors with the Company’s shareholders.

Eligibility

The DSU Plan provides for grants of DSUs to directors of the Company and Company’s affiliates. The Grant Date with respect to a DSU is the last day of each calendar quarter in a particular calendar year (except in the case of the last calendar quarter where the Grant Date with respect to a DSU will be December 15).

Awards

The Company will maintain or cause to be maintained a DSU Account for each Designated Participant and DSUs will be credited to that DSU Account as of the applicable Grant Date, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant’s annual remuneration (and meeting fees, as applicable) for the applicable calendar year elected to be received in the form of DSUs by the Fair Market Value (as defined in the DSU Plan) per Common Share on the particular quarterly Grant Date (subject to pro-ration in respect of a particular Designated Participant that ceased to be a Designated Participant in that particular calendar quarter). In all cases, DSUs automatically vest on the Grant Date and have the same value on that Grant Date as the cash amount of the Designated Participant’s annual remuneration (and meeting fees, as applicable) for which DSUs are being granted.

DSUs granted under the DSU Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or, subject to shareholder approval of unallocated entitlements thereunder every three years, issued by the Company from treasury.

A Designated Participant may, by delivering a Redemption Notice to the Company, elect up to two separate Redemption Dates on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to that Designated Participant’s Date of Termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable); (b) fall within a Black-Out Period (as defined in the DSU Plan); (c) be later than the Redemption Deadline of December 15 of the next calendar year after that Designated Participant’s Date of Termination; or (d) be before the date on which the Redemption Notice is filed with the Company.

Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

Among other limitations, the DSU Plan limits the number of Common Shares that may be issuable pursuant to outstanding DSUs granted under the DSU Plan:

·	the maximum number of Common Shares reserved for issuance under the DSU Plan and all other security-based compensation arrangements of the Company is 10% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.

·	in addition: (i) no one Designated Participant may be granted any DSUs which, together with all DSUs then held by such Designated Participant, would entitle such Designated Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to a Designated Participant and any other insiders of the Company, within any one year period, and (B) issuable to a Designated Participant and any other insiders of the Company, at any time, in each case under the DSU Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.

F-1

Amendments and Termination

Under the DSU Plan, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participating under the DSU Plan; respecting the U.S. terms and conditions and/or any DSU issued to a Designated Participant who is a citizen or resident of the United States to the extent necessary to comply with U.S. law; or that are of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX). Shareholder approval is required to make amendments:

·	to increase the maximum number of Common Shares issuable under the DSU Plan;

·	to limit Designated Participant participation;

·	that result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a Designated Participant;

·	that change the class of eligible participants to the DSU Plan which would have the potential of broadening or increasing participation by insiders of the Company;

·	to the amendment provision of the DSU Plan; or

·	to the DSU Plan that permits a Designated Participant to transfer DSUs to any person, other than in the case of the death of the Designated Participant.

Amendments will take effect only with respect to DSUs granted after the effective date of such amendment (unless the Company and the Designated Participants to whom DSUs have been granted mutually consent to any such amendment applying to any outstanding DSUs). The Board may amend, suspend, terminate or discontinue the DSU Plan and DSUs at any time.

In August 2019, NXT made certain amendments to the DSU Plan as follows: (i) to reflect the intention of the Board that existing directors of the Corporation be entitled to participate in the Plan and to make elections with respect to remuneration received in the year the DSU Plan was adopted and approved; (ii) to remedy minor clerical mistakes; and (iii) to confirm the amended nature of the DSU Plan. Such amendments were approved by the TSX in September 2019 and no shareholder approval was required.

Ownership

Until Common Shares are delivered to a Designated Participant pursuant to any DSU or any election to receive Market-Purchased Shares (as defined in the DSU Plan), as applicable, in accordance with the DSU Plan that Designated Participant will not possess any incidents of ownership of such Common Shares.

Effect of Certain Changes

If Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger or consolidation, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the DSU Plan and any outstanding DSUs to prevent substantial dilution or enlargement of the rights granted to the Designated Participant thereunder.

F-2

Transferability

DSUs may not be assigned, sold, transferred, pledged or charged, and Common Shares or cash payable pursuant to the DSU Plan shall only be paid to a Designated Participant personally except upon the death of a Designated Participant where such payment may be made to the estate or a beneficiary of the Designated Participant.

Financial Assistance

The DSU Plan does not contain any provisions for financial assistance by the Company in respect of DSUs granted under the arrangement.

F-3

SCHEDULE “G”

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the corporate governance practices of NXT Energy Solutions Inc. (the “Company”) as set out in Form 58-101F1 – Corporate Governance Disclosure. Defined terms used herein have the same meaning as in the Company’s Information Circular dated April 29, 2022.

Content of Provision	Governance Practices of the Company
Board of Directors
Disclose the identity of directors who are independent.

The Board has determined that six of the seven current directors are “independent” within the meaning of NI 52-110. The six independent directors at the date of the Information Circular were Frank Ingriselli, Charles Selby, Gerry Sheehan, John Tilson, Thomas E. Valentine, and Bruce G. Wilcox.

George Liszicasz is an “Executive Officer” of the Company within the meaning of NI 51-102 and is therefore not independent.

Disclose the identity of directors who are not independent and describe the basis for that determination.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in this Information Circular.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuers most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The current Corporate Governance Committee is composed of three of the independent directors. The Corporate Governance Committee meets in person or by conference call at least monthly, or more frequently as required. Non-independent directors and members of management are not in attendance at these meetings. The Corporate Governance Committee also meets on an ad hoc basis where circumstances warrant.

G-1

Content of Provision	Governance Practices of the Company

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

George Liszicasz is the Chairman of the Board. Mr. Liszicasz also serves as the President & Chief Executive Officer of the Company and is considered an “Executive Officer” of the Company within the meaning of NI 52-110, and is therefore not independent.

Charles Selby is the Lead Director and is independent. He was appointed as NXT’s Lead Director in 2016.

The Lead Director is responsible for:

	·	facilitating the functioning of the Board independent of management and ensuring that directors have an independent leadership contact;
	·	ensuring that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;
	·	assisting and providing input to the Chairman of the Board on preparation of agendas for Board meetings as required;
	·	consulting with the Chairman of the Board on the effectiveness of Board committees;
	·	ensuring that independent directors have adequate opportunities to meet to discuss issues without management of the Company present;
	·	chairing Board meetings when the Chairman of the Board and Chief Executive Officer of the Company are not in attendance;
·

ensuring delegated committee functions are carried out and reported to the Board, for example, the Chief Executive Officer of the Company performance assessment, Chief Executive Officer of the Company and Board succession planning, and strategic planning; and

	·	acting as a liaison between the Board and management.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuers most recently completed financial year.

The attendance records for all Board meetings has been disclosed in the Information Circular. Please see the section under the heading “Corporate Governance” in the Information Circular for more details.

Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is appended to the Information Circular as Schedule “I”.

G-2

Content of Provision	Governance Practices of the Company
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Written position descriptions have been developed for the Chairman of the Board, the Lead Director and for the Chair of each Board committee as well as for the Chief Executive Officer of the Company and the Chief Financial Officer of the Company.

In addition, both current and newly elected members of the Board are provided a briefing note, prepared by the Corporate Governance Committee, which describes the roles and responsibilities of Board members, sub-committee chairs, and executives.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been developed for the Chief Executive Officer of the Company by the Corporate Governance Committee of the Board.

In addition, both current and newly elected members of the Board are provided a briefing note, prepared by the Corporate Governance Committee, which describes the roles and responsibilities of Board members, sub-committee chairs, and executives.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

New directors meet with the Board and senior management to discuss the business activities of the Company and are given the opportunity to familiarize themselves with the Company and gain insight into the Company’s business, business plans and operations by visiting the Company’s offices and reviewing SFD® survey documentation and processes.

In addition, both current and newly elected members of the Board are provided a briefing note, prepared by the Corporate Governance Committee, which, among other things, serves as a both an orientation for new Board members and an update for existing Board members with respect to relevant topics in corporate governance.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuers most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has adopted a Code of Conduct and Business Ethics (the “Code”) for all directors, officers, employees and consultants.

The Code is available on the Company’s intranet site. Additionally, the Code is available on the Company’s website at www.nxtenergy.com. The Code is also filed on SEDAR. Lastly, should anyone wish a hard copy of any of the Code, it may be obtained on request from the Corporate Secretary at 302, 3320 17th Avenue SW, Calgary, AB T3E 0B4.

Compliance is monitored by the Audit Committee receiving, annually, certificates from NXT’s officers and senior management confirming their compliance with the Code. The Audit Committee reviews the certifications and reports to the Board. In addition to the annual certification of the officers, each employee and consultant receives annually a communication from management reiterating the need to comply with the Code.

G-3

Content of Provision	Governance Practices of the Company

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is deciding and withdraw from deliberations and voting on the matter.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

All Board members as well as all employees have received a copy of the Code and have signed a Certification of Compliance Form acknowledging their understanding and compliance therewith. The Code provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Company and its employees. The Code specifically deals with business ethics, employment practices, insider trading and conflicts of interest.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board. The Corporate Governance Committee, in its discussions with the Board, will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs. Other factors considered by the Board are an individual’s experience, expertise, and reputation.

NXT does not have a nominating committee; however, the Corporate Governance Committee is composed entirely of independent directors and is charged with recommending new candidates for nomination to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
Compensation
Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee has the primary responsibility for determining compensation for the directors and senior officers with the objective of ensuring the compensation package is fair and consistent with industry practices. Where appropriate the Compensation Committee will engage outside compensation consultants to obtain industry comparisons and receive independent recommendations.

The Compensation Committee is composed entirely of independent members.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Company. The Compensation Committee also reviews and approves changes to the Company’s compensation policies and approves the hiring of executive management recruited from outside the Company.

G-4

Content of Provision	Governance Practices of the Company
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has two other standing committees; Corporate Governance Committee and Disclosure Committee. The description of committee functions has been disclosed in the “Corporate Governance” and “Disclosure Committee” sections of the Information Circular.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

In 2014, the Corporate Governance Committee initiated an annual Board member “self-assessment” and feedback review process, the results of which are summarized and discussed amongst the Board.

In mid-2017, the Corporate Governance Committee supplemented this process with a monthly Corporate Governance Committee conference call wherein these assessments, among other matters, are assessed and thereafter reported to the Board. This process continues.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

There is currently no formal term limit in place for members of the Board, however the Board is elected annually by the Shareholders. The Corporate Governance Committee is tasked with ensuring members of the Board are fit to serve as members of the Board, and to ensure members of the Board stay current on corporate governance trends.

Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

If an issuer has adopted a policy referred to in (i), disclose the following in respect of the policy: (A) a short summary of its objectives and key provisions, (B) the measures taken to ensure that the policy has been effectively implemented, (C) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (D) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

While the Board has not adopted a written policy relating to the identification and nomination of women directors, it embraces a broad concept of diversity that encompasses additional factors including age, race, personal attributes, skills, training, educational background and life experience. This allows the Board to identify and select new directors from the widest possible group of potential candidates in order to best serve the interests of NXT and its Shareholders. NXT believes identifying capable and diverse nominees for the Board is best achieved with this broad approach, instead of being constrained by quotas or specific targets. This approach is part of NXT’s commitment to ensure that the Board has the required range of skills, knowledge, experience and perspectives to provide the strategic direction and leadership necessary for NXT to achieve its business objectives.

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Although NXT does not specifically evaluate candidates based on the level of representation of women on the Board, it does consider candidates against an objective merit-based criteria which gives due regard to the value of varying perspectives. This allows NXT to ensure that the Board is inclusive of the different perspectives necessary to best serve the interests of NXT and its Shareholders, while avoiding an inflexible approach based on percentage of representation.

G-5

Content of Provision		Governance Practices of the Company
Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

NXT’s position with respect to the representation of women in executive officer positions is the same as its position with respect to the representation of women on the Board. NXT does not consider quotas or specific targets of representation in the hiring process, but instead promotes on a merit-based system that values diversity of skills, knowledge, experience and perspectives. This allows for the most capable candidates to be hired, while ensuring a wide variety of perspectives can be utilized to best serve the interests of NXT.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(i)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

The Board has not adopted a target regarding women on the Board or in executive officer positions for the reasons set out above. The Board feels that adopting such a target could unduly restrict NXT’s ability to identify and select the most qualified people.

(ii)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.
(iii)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(iv)	If the issuer has adopted a target referred to in either (ii) or (iii), disclose: (A) the target, and (B) the annual and cumulative progress of the issuer in achieving the target.
Number of Women on the Board and in Executive Officer Positions
(i)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Currently 0 (0%) of NXT’s Board members are women.
(ii)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently 0 (0%) of NXT’s executive officers are women.

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SCHEDULE “H”

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the “Charter”) has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of NXT Energy Solutions Inc. (the “Company”).

COMPOSITION AND PROCEDURES

1.

The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being “independent” as required by the Business Corporations Act (Alberta) (the “Act”).

2.	The Board will appoint the chair of the Committee.

3.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.	Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)	management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.	To recommend to the Board:

(a)

the external auditor (the “Auditors”) to be nominated for appointment by the Shareholders of the Company for the purpose of preparing or issuing the Auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the Auditors.

2.

To oversee the work of the Auditors in preparing or issuing the Auditor’s report on the Company’s annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

3.

To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.	To review:

(a)

the Company’s unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company’s fiscal year (“quarterly statements”) and the Company’s audited annual consolidated financial statements (“annual statements”);

(b)	the management’s discussion & analysis (“MD&A”) prepared in conjunction with the quarterly and annual statements; and

(c)	all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

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5.

To satisfy itself that adequate procedures are adopted by the Company for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the public disclosure referred to in section 4 above, and to regularly assess the adequacy of such procedures.

6.	To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.

To review and approve the Company’s and its subsidiaries’ hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY  OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.	engage independent counsel and other advisors it determines necessary to carry out the Committee’s duties and responsibilities;

2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.	communicate directly with any internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBILITIES AND DUTIES OF THE COMMITTEE

Auditors

1.	The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee; and

2.

The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company’s annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company’s management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.	that the Company’s system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.	that the Company’s reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.	that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.	that risk management policies are in place to identify and reduce significant financial and business risks; and

5.	that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

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Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company’s management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.	As part of the quarterly and annual reviews described above, the Committee will:

(a)	meet with management in the absence of the Auditors for the annual review;

(b)	meet with the Auditors in the absence of management for the annual review;

(c)

review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)	review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)

review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)	obtain an explanation from management of all significant variances between comparative reporting periods;

(g)	review the post-audit or management letter, containing the recommendations of the Auditors, and management’s response and subsequent follow up to matters raised by the Auditors;

(h)	review any evaluation of internal controls by the Auditors, together with management’s response; and

(i)	review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.	In addition to the quarterly and annual reviews, the Committee will:

(a)	prior to the commencement of each annual audit, meet with the Auditors to review the Auditors’ audit plan for the ensuing audit;

(b)	review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c)	review annually and recommend changes to the Company’s Code of Conduct & Business Ethics.

3.	The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

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SCHEDULE “I”

 BOARD MANDATE

PURPOSE

The principal role of the board of directors (the “Board”) of NXT Energy Solutions Inc. (the “Company”) is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day‑to‑day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the Chief Executive Officer (“CEO”), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

PRIMARY RESPONSIBILITIES

The principal responsibilities of the Board, which are required to ensure the overall stewardship of the Company are as follows:

1.

the Board must ensure that there are long‑term goals in place and must adopt a strategic planning process. The CEO, with the approval of the Board, must establish long‑term goals for the Company. The CEO formulates the Company’s strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

2.

the Board must identify and have an understanding of the principal risks associated with the Company’s businesses and must ensure that appropriate systems are in place which effectively monitor and manage those risks.

3.

the Board must ensure that processes are in place to enable it to monitor and measure management’s, and in particular the CEO’s, performance in achieving the Company’s stated objectives. These processes should include appropriate training, development and succession planning of management.

4.

to the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

5.

the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company’s operations and ensure compliance with applicable laws, regulations and policies.

6.	the Board must monitor compliance with the Company’s Code of Business Conduct and Ethics; and

7.

the Board must ensure the Company has adopted a communication policy which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

NON‑DELEGABLE RESPONSIBILITIES

Pursuant to the Business Corporations Act (Alberta) (the “Act”), certain matters are considered to be of such importance, so as to warrant the attention of all Directors and, accordingly, the Act prescribes that the following matters either cannot be delegated or may only be delegated in a qualified or partial manner:

·	the submission of items to shareholders for their approval;

·	the filling of a vacancy among the directors or in the office of auditor;

·	the appointment of additional directors; the issue of securities;

·	the declaration of dividend;

·	the purchase, redemption or other acquisition of the Company’s own shares;

·	the payment of certain commissions prescribed by the Act;

·	the approval of a management proxy circular;

·	the approval of annual financial statements; and

·	the adoption, amendment or repeal of by‑laws.

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CUSTOMARY BOARD MATTERS

The following typifies matters customarily considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

·	the appointment of officers, other than executive officers;

·	adopting a process to consider the competencies and skills the Board, as a whole, should possess and assess the competencies and skills of each Board member and consider the appropriate size of the Board, with a view to facilitating effective decision-making;

·	determining the remuneration of directors and auditors;

·	reviewing and recommending to shareholders, changes to capital structure;

·	approving the Company’s long-term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

·	approving banking, borrowing and investment policies;

·	determining dividend policy;

·	developing the Company’s approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

·	approving the holding, location and date of meetings of shareholders;

·	appointment of members to committees of the Board and approving terms of reference for and the matters to be delegated to such committees;

·	granting any waivers from the Company’s Code of Business Conduct and Ethics for the benefit of the Company’s directors or executive officers;

·	granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

·	determining the number of directors and recommending nominees for election by the shareholders;

·	approving amendments to the Company’s existing plans: Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

·	approving the acquisition or disposition or certain corporate assets; and

·	appointing the Company’s transfer agents and registrars.

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BOARD COMMITTEES

The Board has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees have been constituted:

1.	the Audit Committee, to deal with financial reporting and control systems;

2.	the Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

3.	the Disclosure Committee, to deal with the Company’s approach to disclosure and the promotion of compliance; and

4.	the Corporate Governance Committee, to deal with the Company’s approach to corporate governance and the promotion of compliance.

COMPOSITION & PROCEDURE

The Board of Directors is elected annually by shareholders. The number of directors to be elected at shareholders meetings is fixed by the by-laws. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or the Recording Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, or any two directors, may determine. Notice of meetings shall be given to each director in accordance with the by-laws. Meetings of the Board may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meeting without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short-term goals and interests of the Company.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors is as valid as if it had been passed at a meeting of the directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the directors.

At meetings of the Board, any matter requiring a resolution of the directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

COMPENSATION

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a director.

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SCHEDULE “J”

AMENDED AND RESTATED STOCK OPTION PLAN

1.	The Plan

A stock option plan (the “Plan”), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor (“Shares”), in the capital of NXT Energy Solutions Inc. (the “Corporation”) may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2.	Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and consultants retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.	Administration

(a)	This Plan shall be administered by the board of directors of the Corporation (the “Board”).

(b)

Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in Section 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term “Board” shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d)

Options to purchase the Shares granted hereunder (“Options”) shall be evidenced by: (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve; or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

4.	Shares Subject to Plan

(a)

Subject to Section 16 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be issued as fully paid and non-assessable Shares of the Corporation. Whenever used herein, the term “Shares” shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 16 below.

(b)

The aggregate number of Shares reserved for issuance under this Plan, or any other security-based compensation plan of the Corporation, shall not, at the time of the stock option grant, exceed 10% percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c)

If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

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5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation’s obligations under all outstanding Options granted pursuant to this Plan.

6.	Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)	directors of the Corporation;

(ii)	officers of the Corporation;

(iii)	employees of the Corporation; and

(iv)

consultants retained by the Corporation, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any  such person having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)	Insider Participation Limits

(i)

The maximum number of Shares which may be reserved for issuance to “Insiders” (as defined in the Toronto Stock Exchange Company Manual) under the Plan and under all other security-based compensation arrangements of the Corporation shall be 10% of the total number of Shares issued and outstanding.

(ii)

The number of Shares issued to Insiders within any one-year period under the Plan and under all other security-based compensation arrangements of the Corporation shall not exceed 10% of the total number of Shares issued and outstanding.

(iii)

The issuance to any one Insider (and such Insider’s associates) within a one-year period of a number of Shares under the Plan and under all other security-based compensation arrangements of the Corporation shall not exceed five percent (5%) of the number of Shares issued and outstanding.

7.	Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed.

The exercise price of an Option granted shall not be less than the five day volume weighted average of the closing prices of the Shares prior to the date of grant. In addition, the exercise price of an Option must be paid in cash.

8.	Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold.

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9.	Term

The  period during which an Option may be exercised (the “Option Period”) shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted and Sections 12, 13 and 17 below, provided that:

(a)

no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b)

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

any Options granted to any Participant must expire within 30 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10.	Blackout Periods

A  “Blackout Period” shall mean a period of time during which the Option holder cannot exercise an Option, or sell the Shares that are issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading.

Notwithstanding  anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Option holder, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Option holder, then the expiration date for that Option (the “Blackout Expiry Date”) shall be the date that is the tenth business day after the expiry date of the Blackout Period. This Section 10 applies to all Options outstanding under the Plan, and the Blackout Expiry Date may not be amended without the approval of the holders of the Shares of the Corporation.

11.	Method of Exercise of Option

(a)

Except as set forth in Sections 12 and 13 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation.

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)	Any Participant (or his or her legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i)

a written notice expressing the intention of such Participant (or his or her legal, personal representative) to exercise his Option and specifying the number of Shares and exercise price in respect of which the Option is exercised; and

(ii)

a cash payment, certified cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised. In connection with the exercise of an Option, the Participant (or his or her heirs or administrators) shall follow the Corporation’s procedures and policies relating to the payment or funding of any income tax withholdings applicable to the exercise of the Option, including, where required by the Corporation, the remittance to the Corporation by the Participant (or his or her heirs or administrators) of an amount of cash sufficient to satisfy any withholding requirements relating to the exercise of the Option.

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(d)

Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

12.	Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be) for any reason other than death or permanent disability, his Option will terminate at 4:00 p.m. (Mountain time) on the earlier of the date of the expiration of the Option Period and 30 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation. An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate 30 days after the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be.

13.	Death or Permanent Disability of a Participant

In the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass under the terms of the Participant’s will or by applicable law; and

(b)	to the extent that the Participant was entitled to exercise the Option as at the date of their death or permanent disability.

14.	Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

15.	Proceeds from Exercise of Options

The proceeds received by the Corporation from the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

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16.	Adjustments

(a)

The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)

Adjustments under this Section 16 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

17.	Change of Control

Notwithstanding the provisions of Section 12 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder (including any unvested portions), either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, change of control of the Corporation means and shall be deemed to have occurred upon any one of:

(a)

the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person’s then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation’s then outstanding Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)

the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)

individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

18.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferable and non-assignable unless specifically provided herein. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant’s rights under the Option pass under the terms of the Participant’s will or by applicable law.

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19.	Amendment and Termination of Plan

(a)	The Board may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may:

(i)	be made without obtaining any required regulatory or shareholder approvals; or

(ii)	adversely affect the rights of any Participant with respect to an Option which has neither expired nor been terminated at the time of any such amendment, without the consent of the Participant.

(b)

Subject to section 19(c) of the Plan, the Board may from time to time, by resolution and without approval of the shareholders of the Corporation, make amendments to the Plan or any Option, including but not limited to, the following:

(i)	an amendment to the date upon which an Option may expire, unless the amendment extends the expiry of an Option held by an Insider;

(ii)	an amendment to the terms upon which and/or the date or dates upon which an Option becomes vested;

(iii)	an addition to, deletion from or alteration of the Plan or an Option that is necessary to comply with applicable law or the requirements of any regulatory authority or the Toronto Stock Exchange;

(iv)	an amendment to correct or rectify any ambiguity, defective provision, error or omission in the Plan or an Option; and

(v)	any other amendment that does not require shareholder approval under section 19(c) of the Plan.

(c)	Approval of the shareholders of the Corporation will be required for the following amendments to the Plan or any Option:

(i)	any increase in the number of Shares reserved for issuance under the Plan;

(ii)	any change to the categories of individuals eligible to be selected for grants of Options, where such change may broaden or increase the participation of Insiders under the Plan;

(iii)	the provision of financial assistance to a Participant in connection with the exercise of Options;

(iv)	any reduction in the purchase price of an Option;

(v)	any extension of the expiry date of an Option, except as otherwise provided herein; and

(vi)	an amendment that would permit Options to be transferable or assignable other than for normal estate settlement purposes.

(d)

For greater certainty, other than the amendments set forth in section 19(c) of the Plan, any other amendment to the Plan or the Options issued thereunder does not require the approval of shareholders of the Corporation.

20.	Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

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21.	Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

22.	Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

23.	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (Attention: Chairman of the Board); or if to a Participant, to their last known address as it appears on the books of the Corporation; or if to any other person, to the last known address of such person.

24.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

25.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

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SCHEDULE “K”

 DEFERRED SHARE UNIT PLAN

The board of directors (the “Board”) of NXT Energy Solutions Inc. (the “Corporation”) has established this Deferred Share Unit Plan (“Plan”) governing the issuance of DSUs (as defined herein) of the Corporation to directors of the Corporation and its Affiliates (as defined herein).

1.	Purposes

The principal purposes of this Plan are as follows:

(a)	to strengthen the ability of the Corporation and its Affiliates to retain qualified directors which the Corporation and its Affiliates require;

(b)	to provide a competitive long-term incentive program to attract qualified directors which the Corporation and its Affiliates require; and

(c)	to promote a proprietary interest in the Corporation through share ownership thereby aligning the interests of directors with the shareholders of the Corporation.

2.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)

“Adjustment Ratio” means, with respect to any DSUs, the ratio used on each Dividend Payment Date to adjust the number of Reference Shares underlying a DSU in accordance with the terms of this Plan; and, in respect of each DSU, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter on each Dividend Payment Date by increasing the Adjustment Ratio on each Dividend Payment Date by an amount, rounded to the nearest six decimal places, equal to a fraction having as its numerator the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Fair Market Value of a Common Share determined as of that Dividend Payment Date;

(b)	“Affiliate” has the meaning set forth in the Securities Act (Alberta);

(c)	“Annual Remuneration” means the aggregate annual retainer or fee payable to a Designated Participant;

(d)	“Associate” has the meaning set forth in the Securities Act (Alberta);

(e)	“Black-Out Period” has the meaning set forth in Section 5(g);

(f)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta;

(g)	“Change of Control” means the occurrence of any of:

(h)

the acceptance by the Shareholders, representing in the aggregate, more than 50 percent of all issued Common Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Common Shares; or

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(i)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares, which together with such person’s then owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the then outstanding Common Shares; or

(ii)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(iii)

the passing of a resolution by the Board or the Shareholders to substantially liquidate the assets or wind-up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(iv)

individuals who were members of the Board of the Corporation immediately prior to a meeting of the Shareholders involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

(i)	“Committee” means a committee of the Board;

(j)	“Common Shares” means common shares in the capital of the Corporation;

(k)	“Date of Termination” means the actual date a Designated Participant ceases to be a Director;

(l)

“Deferred Share Unit” or “DSU” means a unit designated as a deferred share unit representing a right to receive a payment equal to the Fair Market Value of a Common Share, in the manner and subject to the terms and provisions set forth in this Plan;

(m)	“Designated Broker” means one or more brokers designated by the Corporation who is “independent” (within the meaning of the Company Manual of the Exchange) from the Corporation and its Affiliates;

(n)	“Designated Participant” means each Director designated by the Board to participate in this Plan and who is to receive Annual Remuneration;

(o)	“Director” means a director of the Corporation or any Affiliate;

(p)	“Dividend” means a dividend paid by the Corporation in respect of the Common Shares, expressed as an amount per Common Share;

(q)	“Dividend Payment Date” means any date that a Dividend is paid to Shareholders;

(r)	“Dividend Record Date” means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(s)

“DSU Account” means a bookkeeping account maintained by the Corporation in the name of each Designated Participant showing the number of DSUs credited to such Designated Participant that have not been redeemed or terminated in accordance with the terms of this Plan;

(t)	“Election Form” has the meaning set forth in Section 4(b);

(u)

“Exchange” means the Toronto Stock Exchange (or if the Common Shares are not then listed on the Toronto Stock Exchange, such other stock exchange on which the Common Shares are then listed and posted for trading from time to time);

(v)	“Fair Market Value” with respect to a Common Share, as at any date, means:

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(i)

where the Common Shares are then listed and posted for trading on the Exchange, the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Common Shares traded on the Exchange immediately preceding such date;

(ii)

where the Common Shares are not then listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its discretion, acting reasonably and in good faith; or

(iii)	where a Change of Control or Unsolicited Bid has occurred or completed, as the case may be, after the date hereof, the Fair Market Value shall be equal to the following, as applicable:

(A)	the per share amount of cash paid to a Shareholder pursuant to such Change of Control or Unsolicited Bid in respect of a Common Share then held by such Shareholder; or

(B)

the weighted average of the prices at which the shares (or other securities as applicable) received by Shareholders pursuant to the Change of Control or Unsolicited Bid traded on the Exchange (or such other exchange on which such shares (or other securities as applicable) are then listed and posted for trading from time to time) for the five (5) trading days on which the shares (or other securities as applicable) traded on the said exchange immediately preceding such date;

(w)

“Grant Date” means, with respect to a DSU, the last day of each calendar quarter in a particular calendar year (except in the case of the last calendar quarter, where “Grant Date” means, with respect to a DSU, December 15);

(x)	“Insider” has the same meaning as set forth in the Company Manual of the Exchange;

(y)	“Market-Purchased Shares” means Common Shares acquired through the facilities of the applicable Exchange in accordance with the bylaws, regulations and policies of the applicable Exchange;

(z)	“Meeting Fees” means any meeting fees payable to a Designated Participant;

(aa)

“Person” means any individual, corporation, limited liability corporation, limited or general partnership, joint venture, association, joint-stock corporation, trust, plan, unincorporated organization or government or any agency or political subdivisions thereof;

(bb)	“Redemption Date” has the meaning set forth in Section 5(d)(i);

(cc)	“Redemption Deadline” has the meaning set forth in Section 5(d)(ii);

(dd)	“Redemption Notice” has the meaning set forth in Section 5(d)(i);

(ee)

“Reference Shares” means a bookkeeping entry recorded in the DSU Account of each Designated Participant to evidence the number of Common Shares notionally covered by a DSU, where each Reference Shares has the same value as one Common Share;

(ff)	“Security Based Compensation Arrangement” shall have the meaning set forth in the Company Manual of the Exchange;

(gg)	“Shareholder” means a holder of Common Shares;

(hh)	“Tax Act” means the Income Tax Act (Canada) and any regulations thereto, as may be amended from time to time;

(ii)

“Unsolicited Bid” means those circumstances in which an offer is made generally to the holders of Common Shares in one or more jurisdictions to acquire directly or indirectly the Common Shares of the Corporation and which is in the nature of a “takeover bid” as defined in National Instrument 62-104 – Take-Over Bids and Issuer Bids and, where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of the Securities Act (Alberta), by a person who neither the Board nor management of the Corporation solicited, sought out or otherwise arranged for the offeror party to make such offer;

(jj)	“U.S. Participant” has the meaning set forth in the U.S. Terms and Conditions; and

(kk)	“U.S. Terms and Conditions” means the additional terms and conditions for U.S. Participants attached hereto as Schedule “K-3”.

K-3

3.	Administration

This Plan shall be administered by the Board or a Committee of the Board as the Board considers appropriate from time to time. The composition of the Committee shall at all times comply with any applicable requirements of the Exchange.

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a)	the authority to recommend grants of DSUs;

(b)	to determine the Fair Market Value of the Common Shares on any date;

(c)	to determine the Designated Participants to whom, and the time or times at which, DSUs shall be granted;

(d)	to prescribe, amend and rescind rules and regulations relating to this Plan;

(e)	to interpret this Plan;

(f)

to determine whether to settle any DSUs by delivery to the Designated Participants either: (i) a cash payment equal to the Fair Market Value of the Reference Shares underlying such DSU (as adjusted in accordance with the terms hereof); or (ii) Common Shares; and

(g)	to make all other determinations deemed necessary or advisable for the administration of this Plan.

The recommendations and determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, including without limitation delegation to a third-party agent or trustee the authority to acquire Common Shares for delivery to Designated Participants in accordance with this Plan, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under this Plan.

4.	Elections

(a)

Subject to any requirement imposed on a Designated Participant by the Board to receive a specified value or specified minimum value of his or her Annual Remuneration in the form of DSUs, a Designated Participant shall elect to receive such Annual Remuneration and, if applicable, Meeting Fees in the form of DSUs, cash or Market-Purchased Shares or a combination thereof as provided in Section 4(b).

(b)

A Designated Participant shall, in respect of each particular calendar year and the Annual Remuneration and, if applicable, Meeting Fees for that year, elect by delivering to the Corporation a written notice in the form of Schedule “K-1” attached hereto (the “Election Notice”) specifying an amount (expressed as a percentage) of the Annual Remuneration and, if applicable, Meeting Fees to be received by such Designated Participant in that particular calendar year in the form of DSUs, cash or Market-Purchased Shares or a combination thereof. In the case of an existing Designated Participant, an Election Notice must be completed, signed and delivered to the Corporation by no later than the last Business Day prior to the end of the calendar year preceding the calendar year to which such election is to apply. In the case of a newly appointed or elected Director, an Election Notice must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days after the Designated Participant’s appointment or election, with such Election Notice to be effective as of the first day of the calendar quarter immediately following the date of the Corporation’s receipt of the Election Notice and shall continue in effect until the last day of the calendar year in which such new Designated Participant is appointed or elected.

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(c)

If a Designated Participant fails to elect by written notice delivered to the Corporation by the applicable date set out in Section 4(b), such Designated Participant shall be deemed to have elected to receive 100% of the Designated Participant’s Annual Remuneration and, if applicable, Meeting Fees for that particular year in the form of cash.

(d)

A Designated Participant shall only file one Election Notice in respect of his or her Annual Remuneration and, if applicable, Meeting Fees for any particular calendar year, which Election Notice shall be irrevocable for that particular calendar year.

(e)	If a Designated Participant elects to receive all or any portion of his or her Annual Remuneration or, if applicable, Meeting Fees in the form of cash and/or Market-Purchased Shares:

(i)

any Market-Purchased Shares shall be acquired through the facilities of the applicable Exchange in accordance with the by-laws, regulations and policies of the applicable Exchange through a Designated Broker, in which case the Corporation will provide the Designated Broker with an amount of cash sufficient to purchase the number of Common Shares to which the Designated Participant is entitled, less the amount of cash withheld pursuant to Section 11; and

(ii)	any cash, less the amount of cash withheld pursuant to Section 11, shall be paid by the Corporation to the Designated Participant;

in either case on a quarterly basis in arrears determined as of the last day of each calendar quarter (except in the case of the last calendar quarter, where such determination shall be made as of December 15) and, in respect of a particular Designated Participant, prorated in and for the calendar quarter in which that particular Designated Participant ceased to be a Designated Participant (for the period during that quarter such Designated Participant served as a Designated Participant).

5.	Terms and Conditions of DSUs

Each DSU granted under this Plan shall be subject to the terms and conditions of this Plan (and where the Designated Participant is a U.S. Participant, the U.S. Terms and Conditions), and shall comply with and be subject to the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee or the Board, in its discretion, shall establish:

(a)	DSU Account

(i)

the Corporation shall at all times maintain or cause to be maintained a DSU Account for each Designated Participant, and all DSUs shall be credited to a DSU Account as of the applicable Grant Date; and

(ii)

the number of DSUs to be credited to a Designated Participant’s DSU Account as of a particular Grant Date shall be determined by dividing the portion of the Designated Participant’s Annual Remuneration and, if applicable, Meeting Fees for the applicable calendar year elected to be received in the form of DSUs (expressed as a dollar amount) by the Fair Market Value per Common Share on the particular Grant Date, prorated in respect of a particular Designated Participant that ceases to be a Designated Participant in and for the calendar quarter in which that particular Designated Participant ceased to be a Designated Participant (for the period during that year such Designated Participant served as a Designated Participant). In all cases, the DSUs granted shall have the same value on the particular Grant Date as the cash amount of the Designated Participant’s Annual Remuneration and, if applicable, Meeting Fees for which such DSUs are being granted.

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(b)	Number of Common Shares Issuable Pursuant to DSUs

(i)

Notwithstanding the election made, or deemed to have been made, by a Designated Participant pursuant to Section 4: (i) no one Designated Participant may be granted any DSUs which, together with all DSUs then held by such Designated Participant, would entitle such Designated Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to Designated Participant and any other Insiders of the Corporation, within any one year period, and (B) issuable to Designated Participant and any other Insiders of the Corporation, at any time, in each case under this Plan or when combined with all other Security Based Compensation Arrangements of the Corporation, shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares. The foregoing determinations shall be made on the assumption that the Board will exercise its discretion to settle all DSUs by way of delivery of Common Shares.

(ii)

Any Common Shares to be delivered to a Designated Participant on a Redemption Date in satisfaction of a DSU that is settled by delivery of Common Shares (as determined by the Board in its sole discretion) shall, in the sole discretion of the Board, either:

(A)	be acquired through the facilities of the applicable Exchange in the same manner as Market-Purchased Shares pursuant to Section 4(e)(i); or

(B)

subject to the prior approval of the Shareholders and the applicable Exchange, issued by the Corporation from treasury, in which case, the number of Common Shares reserved for issuance from time to time pursuant to DSUs and all other Security Based Compensation Arrangements shall be equal to 10% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis.

(c)

Vesting – DSUs will be fully vested upon being credited to a Designated Participant’s DSU Account in accordance with Section 5(a), and the Designated Participant’s entitlement to receive such DSUs shall not be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

(d)	Redemption of DSUs

(i)

At any date prior to a Designated Participant’s Date of Termination (or, where the Designated Participant is a U.S. Participant, by the prescribed date in the U.S. Terms and Conditions), a Designated Participant (or the legal representative in the case of a deceased Designated Participant) may elect up to two separate dates as of which either a portion (specified in whole percentages or number of DSUs) or all of the DSUs credited to that Designated Participant’s DSU Account shall be redeemed (each such date being a “Redemption Date”) by filing with the Corporation, where the Designated Participant is not a U.S. Participant, a written notice in the form of Schedule “K-2” attached hereto, and where the Designated Participant is a U.S. Participant, a written notice in the form of Exhibit A to Schedule “K-3” attached hereto (in either case, a “Redemption Notice”). A Designated Participant who wishes to elect two separate Redemption Dates may complete one Redemption Notice specifying both Redemption Dates, or may file two separate Redemption Notices, provided that Designated Participant does so on a timely basis in accordance with Section 5(d)(ii).

(ii)	No Redemption Date elected by a Designated Participant pursuant to Section 5(d)(i) shall:

(A)	be prior to that Designated Participant’s Date of Termination;

(B)	fall within a Black-Out Period;

(C)	be later than December 15 of the next calendar year after that Designated Participant’s Date of Termination (the “Redemption Deadline”); or

(D)	be before the date on which such Redemption Notice is filed with the Corporation.

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(iii)

If a Designated Participant fails to file a Redemption Notice before the applicable Date of Termination (or, where the Designated Participant is a U.S. Participant, by the prescribed date in the U.S. Terms and Conditions) or fails to elect a Redemption Date(s) within the parameters specified in Section 5(d)(ii), as the case may be, such Designated Participant will be deemed to have filed a single Redemption Notice electing to redeem all of the DSUs credited to that Designated Participant’s DSU Account on a single Redemption Date which shall, subject to Section 5(d)(vi), be the date which is six months after that Designated Participant’s Date of Termination.

(iv)

As of and effective upon the date that is as soon as practicable after a Redemption Date and in any event no later than the applicable Redemption Deadline, the Corporation shall, subject to 5(d)(vi), satisfy the DSUs to be redeemed on the Redemption Date by, at the election of the Board at any time prior to the date of payment, (A) delivery of an aggregate number of Common Shares equal to the number of DSUs credited to the applicable Designated Participant’s DSU Account as of the Redemption Date (as adjusted pursuant to this Plan); (B) making a cash payment equal to the aggregate Fair Market Value of such Common Shares as at the Redemption Date or (C) a combination thereof.

(v)

Subject to Section 5(d)(vi), Section 11, the restriction on discretion during a Black-Out Period below, and, where the Designated Participant is a U.S. Participant, the U.S. Terms and Conditions, the Board may elect in its sole discretion in respect of any Redemption Date (other than a Redemption Date that occurs during a Black-Out Period in which case no discretion shall be exercisable and payment in respect of the applicable DSUs shall be made by delivering a cash payment in accordance with Section 5(d)(iv) above), to deliver or pay (as applicable) on the Redemption Date to the Designated Participant to whom such DSUs were granted (A) the number of Common Shares (issued from treasury) equal to the number of DSUs credited to the Designated Participant’s DSU Account as of the Redemption Date (as adjusted pursuant to this Plan); (B) a cash amount equal to the aggregate Fair Market Value of such Common Shares as at the Redemption Date; or (C) a combination thereof, in each case in consideration for the surrender by the Designated Participant to the Corporation of the DSUs.

(vi)

Notwithstanding any other provision of this Plan, all amounts payable to, or in respect of, a Designated Participant hereunder, including, without limitation, delivery of Common Shares or a cash payment, shall be paid on or before the Redemption Deadline.

(vii)

For greater certainty, the Board shall have complete discretion to elect whether to settle DSUs in cash, in Common Shares or in any combination of cash and Common Shares and may exercise its discretion at any time prior to the date upon which DSUs are settled.

(e)

Fractions – Where the Board exercises its discretion to settle a DSU by way of delivery of Common Shares and the determination of the number of Common Shares to be delivered to a Designated Participant pursuant to a DSU in respect of a particular Redemption Date would result in the issuance of a fractional Common Share, provided that such fractional Common Share as contained in an DSU Account is transferred to a similar bookkeeping account maintained by the Corporation in the name of the Designated Participant or a trustee on behalf of such Designated Participant, the number of Common Shares delivered on the Redemption Date may be delivered as fractional Common Shares. Otherwise, the number of fractional Common Shares delivered on the Redemption Date shall be rounded down to the next whole number of Common Shares and a cash payment shall be made to the Designated Participant in lieu of any such fractional interest in a Common Share being issued.

(f)

Cancellation of DSUs – Upon the occurrence of the Redemption Date with respect to the DSUs of a particular Designated Participant, the DSUs in that Designated Participant’s DSU Account (as adjusted pursuant to this Plan) to be redeemed on that Redemption Date shall automatically be cancelled immediately following payment or satisfaction of such DSUs.

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(g)

Black-Out Periods – If the exemption from insider trading rules for participation in an “automatic plan” ceases to exist and in the event that the Redemption Date falls within a period of time imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation (a “Black-Out Period”) (not including Black-Out Periods imposed due to a cease trade order), then the Redemption Date, as applicable (and, where the applicable Designated Participant is a U.S. Participant, subject to the U.S. Terms and Conditions), shall be ten (10) Business Days from the date any Black-Out Period ends.

6.	Adjustments

(a)	Effect of Certain Changes – In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii)	that any rights are granted to Shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(iii)	that, as a result of any recapitalization, merger or consolidation, the Common Shares are converted into or exchangeable for any other securities;

then, in any such case and subject to the prior approval of the Exchange, if required, the Board may make such adjustments to this Plan and to any DSUs outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to Designated Participants hereunder.

(b)

Dividends – As soon as possible after any Dividend Payment Date, the Corporation shall determine the Adjustment Ratio applicable to such Dividend and shall forthwith credit each DSU Account by the Adjustment Ratio.

7.	Rights as a Shareholder

Unless and until Common Shares are delivered to a Designated Participant pursuant to any DSU or any election to receive Market-Purchased Shares, as applicable, in accordance with this Plan, that Designated Participant shall not possess any incidents of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive dividends on such Common Shares and the right to exercise voting rights in respect of such Common Shares. Where the Board exercises its discretion to settle a DSU by way of delivery of Common Shares, such Designated Participant shall only be considered a Shareholder in respect of such Common Shares when the issuance or receipt of such Common Shares has been entered upon the applicable share register(s).

8.	Non-Transferability

Common Shares, if any, or cash payments deliverable pursuant to this Plan shall only be delivered to a Designated Participant personally except that if a Designated Participant dies, Common Shares, if any, or cash payments may be delivered to the Designated Participant’s estate. Except for the foregoing and as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a DSU, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such DSU whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such DSU shall terminate and be of no further force or effect.

K-8

9.	Amendment and Termination of Award Plan

The Corporation retains the right to amend from time to time or to suspend, terminate or discontinue the terms and conditions of this Plan and the DSUs granted hereunder by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange, as may be required. Any amendment to this Plan shall take effect only with respect to DSUs granted after the effective date of such amendment, provided that it may apply to any outstanding DSUs with the mutual consent of the Corporation and the Designated Participants to whom such DSUs have been granted. The Board shall have the power and authority to approve amendments relating to this Plan or to DSUs, without further approval of the Shareholders, to the extent that such amendment:

(a)	is for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(b)	is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;

(c)	is an amendment to this Plan respecting administration and eligibility for participation under this Plan;

(d)	is an amendment pursuant to Section 7 of Schedule “K-3” attached hereto; or

(e)	is an amendment to this Plan of a “housekeeping nature”;

provided that in the case of any alteration, amendment or variance referred to in this Section 9 the alteration, amendment or variance does not:

(i)	increase the maximum number of Common Shares issuable under this Plan;

(ii)	amend the limits on Designated Participant participation;

(iii)	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a Designated Participant;

(iv)	change the class of eligible participants to this Plan which would have the potential of broadening or increasing participation by Insiders of the Corporation;

(v)	amend the amendment provision of this Plan; or

(vi)	make any amendment to this Plan that permits a Designated Participant to transfer DSUs to any person, other than in the case of the death of the Designated Participant.

10.	Provisions for Foreign Participants

The Corporation may, without amending this Plan, modify the terms of DSUs granted to Designated Participants who are foreign nationals or who provide services to the Corporation or any Affiliate from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions.

11.	Withholding Taxes

When a Designated Participant or other person becomes entitled to receive payment in respect of any DSU pursuant to this Plan, the Corporation shall have the right to and shall withhold on behalf of the Designated Participant or such other person an amount sufficient to satisfy any withholding tax requirements relating thereto and the Corporation shall remit, on behalf of the Designated Participant or such other person, an amount of cash sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by applicable law, satisfaction of the withholding tax obligation shall be accomplished by (as applicable): (i) the withholding of a cash amount sufficient to satisfy the total withholding tax obligation; or (ii) the withholding and automatic sale of a number of Common Shares (from any Common Shares otherwise deliverable to the Designated Participant in accordance with the terms of this Plan) having a Fair Market Value, determined as of the date the withholding tax obligation arises, sufficient to satisfy the total withholding tax obligation.

K-9

12.	Miscellaneous

(a)	Effect of Headings – The section and subsection heading contained herein are for convenience only and shall not affect the construction hereof.

(b)	Compliance with Legal Requirements - The Corporation shall not be obliged to deliver any Common Shares or make any cash payment if such delivery or payment (as applicable) would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the payment in respect of any DSU (whether in the form of cash or Common Shares) or pursuant to any election to receive Market-Purchased Shares, as applicable, as the Board may consider appropriate, and may require any Designated Participants to make such representations and furnish such information as it may consider appropriate in connection with the payment of any cash or the delivery of any Common Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares delivered under this Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of DSUs hereunder in accordance with any such requirements. In case of the Board exercises its discretion to issue Common Shares upon settlement of DSUs granted to a Designated Participant resident in the United States of America, such issuance shall be contingent upon receipt of completed representations as set forth in Schedule “K-4” attached hereto.

(c)	No Right to Continued Engagement – Nothing in this Plan shall confer upon any Designated Participant the right to continue in the service as a Director, to be entitled to any remuneration or benefits not set forth in this Plan or to interfere with or limit in any way the right of the Corporation or an Affiliate to terminate the service of a Director.

(d)	Ceasing to be an Affiliate – Except as otherwise provided in this Plan, DSUs granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and an Affiliate. For greater certainty, all outstanding DSUs shall remain valid in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be an Affiliate.

(e)	Expenses – All expenses in connection with this Plan shall be borne by the Corporation.

(f)	Unfunded Plan –This Plan shall be unfunded. Although DSU Accounts may be established with respect to Designated Participants, any such accounts shall be used merely as a bookkeeping convenience. The Corporation shall not be required to segregate any assets that may at any time be represented by Common Shares, cash or rights thereto, nor shall this Plan be construed as providing for such segregation. Any liability or obligation of the Corporation to any Designated Participant with respect to a DSU under this Plan shall be based solely upon any contractual obligations that may be created by this Plan, and no such liability or obligation of the Corporation shall be deemed to be secured by any pledge or other encumbrance on any property of the Corporation. Neither the Corporation nor the Board nor any Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

13.	Governing Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

14.	Effective Date

This Plan is made effective as of May 10, 2019.

K-10

SCHEDULE “K-1”(TO THE DEFERRED SHARE UNIT PLAN

OF NXT ENERGY SOLUTIONS INC.)

ELECTION NOTICE

NXT Energy Solutions Inc. (the “Corporation”) pays Annual Remuneration and, if applicable, Meeting Fees (each as defined in the Corporation’s Deferred Share Unit Plan (the “Plan”)) to Designated Participants, a percentage of which may be paid in DSUs.

Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Plan.

Subject to certain election restrictions set out in the Plan, the undersigned may elect to receive his or her Annual Remuneration and, if applicable, Meeting Fees in the form of DSUs, cash or Market-Purchased Shares or a combination thereof.

In order to receive the election set forth herein, a completed Election Notice must be received no later than the last Business Day prior to the end of the calendar year preceding the calendar year in which such election is to apply. In the case of a newly appointed or elected Director, an Election Notice must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days after the Designated Participant’s appointment, election or designation as a Designated Participant, as the case may be, with such Election Notice to be effective as of the first day of the fiscal quarter immediately following the date of the Corporation’s receipt of the Election Notice and shall continue in effect until the last day of the calendar year in which such new Designated Participant is appointed or elected, as the case may be.

I, , the undersigned Designated Participant acknowledge that:

1.	I have received and reviewed a copy of the Plan and agree to be bound by the terms and conditions thereof.

2.	I hereby elect to receive my Annual Remuneration for 20__ as follows:

	(i)	DSUs:	______________________ (%)

	(ii)	Cash: (%)	______________________ (%)

	(iii)	Market-Purchased Shares: (%)	______________________ (%)

		Total:	100%

3.	I hereby elect to receive my Meeting Fees (if any) for 20__ as follows:

	(i)	DSUs: (%)	______________________ (%)

	(ii)	Cash: (%)	______________________ (%)

	(iii)	Market-Purchased Shares: (%)	______________________ (%)

		Total:	100%

4.	I acknowledge and understand that this election is irrevocable for the fiscal year in respect of which it is being made.

5.

I acknowledge and understand that I will receive my Annual Remuneration and Meeting Fees (if any) on a quarterly basis in arrears in accordance with my election in Section 3 of this Election Notice, and that if the Date of Termination occurs during a calendar quarter, my Annual Remuneration and Meeting Fees (if any) for that quarter will be prorated.

K-11

6.

The value of a DSU at any time is based on the Fair Market Value of a Common Share and is not guaranteed and, accordingly, the value of Common Shares or cash payment when received, as applicable, may be higher or lower than the value of the DSU at the time it was credited to my DSU Account under the Plan.

7.

I will be liable for all applicable income and other taxes and deductions when DSUs are redeemed in accordance with the terms of the Plan. Payments under the Plan will be net of applicable withholding taxes. I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and that it is my responsibility to confirm the tax treatment of the DSUs or any payment under the Plan with my own tax advisor.

8.

No funds will be set aside to guarantee the payment of any amounts due under the Plan. Future payments from the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of DSUs shall be no greater than the rights of an unsecured creditor.

9.	I am receiving DSUs solely in my capacity as a Designated Participant.

Date	Witness Signature

Signature of Designated Participant

Name of Designated Participant (please print)	Witness Name (please print)

K-12

SCHEDULE “K-2” (TO THE DEFERRED SHARE UNIT PLAN

OF NXT ENERGY SOLUTIONS INC.)

REDEMPTION NOTICE

(FOR DESIGNATED PARTICIPANTS OTHER THAN U.S. PARTICIPANTS)

NXT Energy Solutions Inc. (the “Corporation”) pays Annual Remuneration and, if applicable, Meeting Fees (each as defined in the Corporation’s Deferred Share Unit Plan (the “Plan”)) to Designated Participants, a percentage of which may be paid in DSUs.

Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Plan.

In order to redeem the DSUs as set out in this Redemption Notice, a completed Redemption Notice must be received prior to a Designated Participant’s Date of Termination.

I, , the undersigned Designated Participant:

1.	acknowledge that I have received and reviewed a copy of the Plan and agree to be bound by the terms and conditions thereof;

2.	confirm that I am not a U.S. Participant;

3.

acknowledge that under the Plan, I am only permitted to select up to two separate dates as of which either a portion or all of the DSUs credited to my DSU Account will be redeemed, and that such Redemption Date(s) must fall within the parameters specified in Section 5(d)(ii) of the Plan;

4.	hereby elect to redeem the DSUs credited to my DSU Account as follows:

Number of DSUs to be Redeemed (specify whole percentage or whole number)	Redemption Date

5.

acknowledge that I will receive on the Redemption Date, at the Board’s sole discretion in accordance with the Plan: (A) a cash amount equal to the aggregate Fair Market Value of such Common Shares as at the Redemption Date; (B) the number of the Common Shares (issued from treasury) equal to the number of DSUs credited to my DSU Account as of the Redemption Date (as adjusted pursuant to the Plan); or (C) a combination thereof, in each case in consideration for my surrender to the Corporation of the DSUs;

6.

acknowledge and understand that I am required to file this Redemption Notice with the Corporation prior to the Date of Termination, and that if I fail to file this Redemption Notice prior to such Date of Termination or if I fail to elect a Redemption Date(s) within the parameters specified in Section 5(d)(ii), I will be deemed to have filed with the Corporation a single Redemption Notice electing to redeem all of the DSUs credited to my DSU Account on a single Redemption Date which will, subject to Section 5(d)(i), be the date which is six months after my Date of Termination; and

7.	acknowledge and understand that this Redemption Notice is irrevocable for the DSUs in respect of which it is being made.

K-13

Date	Witness Signature

Signature of Designated Participant

Name of Designated Participant (please print)	Witness Name (please print)

K-14

SCHEDULE “K-3” (TO THE DEFERRED SHARE UNIT PLAN

OF NXT ENERGY SOLUTIONS INC.)

TERMS AND CONDITIONS FOR U.S. PARTICIPANTS

(EFFECTIVE MAY 10, 2019)

NXT Energy Solutions Inc. (the “Corporation”) pays Annual Remuneration and, if applicable, Meeting Fees (each as defined in the Corporation’s Deferred Share Unit Plan (the “Plan”)) to Designated Participants, a percentage of which may be paid in DSUs.

Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Plan.

In accordance with Section 10 of the Plan, the Board has determined it is necessary and appropriate to adopt additional terms and conditions under the Plan applicable to Designated Participants (as such term is defined in the Plan) who are citizens or residents of the United States (“U.S. Participants”) in order that the Plan comply with the applicable provisions of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), and United States federal and state securities laws.

These “Terms and Conditions for U.S. Participants” (the “U.S. Terms and Conditions”) set forth additional terms and conditions for U.S. Participants eligible to participate in the Plan and shall supersede and override any conflicting provision in the Plan to the extent such provision affects a U.S. Participant.

1.	Incorporation of Plan

The Plan is hereby incorporated by reference in its entirety into the U.S. Terms and Conditions, subject to and as modified by the supplemental terms and conditions set forth herein. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Plan.

2.	Definitions

Initially capitalized terms used in the U.S. Terms and Conditions (and not defined in this Section 2 or in the Preamble), will have the meanings ascribed to such terms in the Plan. Reference to the singular will include references to the plural.

For the purposes of the U.S. Terms and Conditions, the following words and phrases will have the meanings indicated:

(a)	“Entry Date” means, with respect to a U.S. Participant, the date on which such U.S. Participant is first eligible to participate in the Plan.

(b)	“Initial DSUs” means any DSUs credited to a U.S. Participant’s DSU Account on or before December 31 of the calendar year that includes the U.S. Participant’s Entry Date.

(c)	“Section 409A” means Section 409A of the Code, including any amendments or successor provisions to that section and any regulations and other administrative guidance thereunder, in each case as they, from time to time, may be amended or interpreted through further administrative guidance.

(d)	“U.S. Securities Act” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

3.	Coverage

The Plan, as modified and supplemented by these U.S. Terms and Conditions, shall apply to each U.S. Participant who is eligible to participate in the Plan.

K-15

4.	Redemption of DSUs

(e)

A U.S. Participant shall make his or her redemption election pursuant to a Redemption Notice substantially in the form attached as Exhibit 1 and these U.S. Terms and Conditions. For the purposes of these U.S. Terms and Conditions, a U.S. Participant’s “Date of Termination” shall be the later of (a) the actual date the U.S. Participant ceases to be a Director of the Corporation or any Affiliate, as applicable, and (b) the date on which the U.S. Participant incurs a “separation from service” from the Corporation within the meaning of Section 409A. In addition, if the U.S. Participant is a “specified employee” (within the meaning of Section 409A) of the Corporation on his or her Date of Termination, no DSUs credited to the U.S. Participant’s DSU Account will be redeemed before the date that is six (6) months following the U.S. Participant’s Date of Termination.

(f)

With respect to any Initial DSUs credited to a U.S. Participant’s DSU Account, the U.S. Participant must file with the Corporation a complete and correct Redemption Notice no later than 30 days following the U.S. Participant’s Entry Date. Any Initial DSUs that are not covered by a timely, complete and correct Redemption Notice filed with the Corporation will be redeemed in accordance with the rules set forth in Section 5(d)(iii) of the Plan.

(g)

With respect to any DSUs (other than Initial DSUs) credited to a U.S. Participant’s DSU Account after December 31 of the calendar year that includes the U.S. Participant’s Entry Date, the U.S. Participant must file with the Corporation a complete and correct Redemption Notice no later than December 31 of the calendar year immediately preceding the calendar year in which such DSUs are credited to the U.S. Participant’s DSU Account. Any such DSUs that are not covered by a timely, complete and correct Redemption Notice filed with the Corporation will be redeemed in accordance with the rules set forth Section 5(d)(iii) of the Plan.

(h)

If a Redemption Date selected by a U.S. Participant falls within a Black-Out Period (not including Black-Out Periods imposed due to a cease trade order), then such Redemption Date shall be earlier of (a) ten (10) Business Days from the date the Black-Out Period ends or (b) December 31 of the calendar year of the scheduled Redemption Date.

5.	Section 409A

DSUs credited under the Plan to U.S. Participants are intended to comply with Section 409A and the Plan will be construed and administered accordingly. Notwithstanding any other provision of the Plan, payments provided under the Plan may be made only upon an event and in a manner that complies with Section 409A or an applicable exemption. The applicable provisions of Section 409A are hereby incorporated by reference into the Plan with respect to DSUs credited to the DSU Accounts of U.S. Participants and shall control over any provision in conflict therewith. Nothing in the Plan or these U.S. Terms and Conditions is or contains a representation to any U.S. Participant regarding the tax consequences of the grant, settlement, or sale of any DSU (or the Common Shares underlying such DSU), and should not be interpreted as such. In no event shall the Corporation or any of its Affiliates be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a U.S. Participant on account of non-compliance with Section 409A.

6.	Legal Compliance

The Common Shares issuable under the Plan will be issued in compliance with all applicable laws, including, without limitation, the U.S. Securities Exchange Act of 1934, as amended, the U.S. Securities Act, and any other applicable U.S. laws. Any resale or transfer of Common Shares issued to a U.S. Participant under the Plan must also comply with all applicable laws governing the resale or transfer of the Common Shares. The Corporation may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any sales of Common Shares issued to a U.S. Participant under the Plan or other subsequent transfers by a U.S. Participant of any such Common Shares, including without limitation (a) restrictions that may be necessary in the absence of an effective registration statement under the U.S. Securities Act, and (b) restrictions as to the use of a specified brokerage firm or other agent for such sales or transfers.

7.	Amendments

Without limiting Section 9 of the Plan, the Corporation retains the right to amend these U.S. Terms and Conditions and/or any DSU issued to a U.S. Participant to the extent necessary or appropriate to comply with U.S. law.

K-16

EXHIBIT 1 TO SCHEDULE “K-3” (TO THE DEFERRED SHARE UNIT PLAN

OF NXT ENERGY SOLUTIONS INC.)

REDEMPTION NOTICE

(FOR DESIGNATED PARTICIPANTS WHO ARE U.S. PARTICIPANTS)

NXT Energy Solutions Inc. (the “Corporation”) pays Annual Remuneration and, if applicable, Meeting Fees (each as defined in the Corporation’s Deferred Share Unit Plan (the “Plan”)) to Designated Participants, a percentage of which may be paid in DSUs.

Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Plan, as modified by the U.S. Terms and Conditions.

In order to redeem the DSUs as set out in this Redemption Notice, a completed Redemption Notice must be received prior to a Designated Participant’s Date of Termination.

I, ___________________, the undersigned Designated Participant:

1. acknowledge that I have received and reviewed a copy of the Plan (including the U.S. Terms and Conditions) and agree to be bound by the terms and conditions thereof;

2. confirm that I am a U.S. Participant;

3. acknowledge that under the Plan, I am only permitted to select up to two separate dates as of which either a portion or all of the DSUs credited to my DSU Account will be redeemed, and that such Redemption Date(s) must fall within the parameters specified in Section 5(d)(ii)(B) – (D) of the Plan;

4. hereby elect to redeem the DSUs credited to my DSU Account as follows:

Number of DSUs to be Redeemed (specify whole percentage or whole number)	Redemption Date

5. acknowledge that I will receive on the Redemption Date, at the Board’s sole discretion in accordance with the Plan: (A) a cash amount equal to the aggregate Fair Market Value of such Common Shares as at the Redemption Date; (B) the number of the Common Shares (issued from treasury) equal to the number of DSUs credited to my DSU Account as of the Redemption Date (as adjusted pursuant to the Plan); or (C) a combination thereof, in each case in consideration for my surrender to the Corporation of the DSUs;

6. acknowledge and understand that I am required to file this Redemption Notice with the Corporation:

(a) no later than 30 days following my Entry Date with respect to any Initial DSUs covered by this Redemption Notice; and

(b) with respect to any other DSUs covered by this Redemption Notice, no later than December 31 of the calendar year immediately preceding the calendar year in which such DSUs will be credited to my DSU Account;

K-17

7. acknowledge and understand that if I fail to timely file this Redemption Notice or if I fail to elect a Redemption Date(s) within the parameters specified in Section 5(d)(ii)(B) – (D), I will be deemed to have filed with the Corporation a single Redemption Notice electing to redeem all of the DSUs credited to my DSU Account on a single Redemption Date which will, subject to Section 5(d)(i), be the date which is six months after my Date of Termination; and

8. acknowledge and understand that this Redemption Notice will become irrevocable on the applicable deadline date specified in paragraph 5, above.

Date	Witness Signature

Signature of Designated Participant

Name of Designated Participant (please print)	Witness Name (please print)

K-18

SCHEDULE “K-4” (TO THE DEFERRED SHARE UNIT PLAN

 OF NXT ENERGY SOLUTIONS INC.)

CERTIFICATE OF U.S. PARTICIPANT

This Certificate is delivered pursuant to Section 12(b) of the Deferred Share Unit Plan of NXT Energy Solutions Inc. (the “Corporation”), and evidences that the undersigned, , being the holder (the “DSU Holder”) of “deferred share units” (the “DSUs”) which may entitle the DSU Holder to receive certain shares (the “Common Shares”) of the capital stock of the Corporation upon such term, conditions and price as set forth in the Plan, hereby represents, warrants, acknowledges and affirms as follows:

1. the undersigned is a resident of the United States of America; and

2. the undersigned, in his/her capacity as a Designated Participant of the Corporation, has had full access to the books and records of the Corporation; has had the opportunity to access and review the Corporation’s public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com and to consult with his/her legal and tax advisors with regard thereto; has been offered the opportunity to ask questions and receive answers from management concerning the Corporation and its securities; and that any request for such information has been complied with to the undersigned’s satisfaction; and

3. the undersigned understands and agrees that all certificate(s) representing any Common Shares issued in respect of the DSUs will be endorsed with, and be subject to the terms and conditions of, the following U.S. restrictive legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NXT ENERGY SOLUTIONS INC. (“THE CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION, PRIOR TO SUCH OFFER, SALE OR TRANSFER UNDER (D) OR (E) ABOVE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED THAT THE FOLLOWING PROCEDURE COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE CORPORATION’S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT.”

K-19

Provided that, if the Common Shares bearing such legend are being sold outside the United States in compliance with Rule 904 of such Regulation S and in compliance with applicable local laws and regulations, the Corporation shall use its reasonable best efforts to cause the legend to be timely removed upon delivery of the certificate and a duly executed declaration to the Corporation’s registrar and transfer agent in the form attached hereto as “Exhibit 1” to this Schedule ”K-4” (or as the Corporation may reasonably prescribe from time to time); provided, further, that if any such Common Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Corporation’s registrar and transfer agent of an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

Please issue a certificate for the Common Shares (if any) being issued pursuant to my DSUs as follows:

Name: ____________________________________________________________________________________________________________________

(please print)

Address: ___________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________

Signature of DSU Holder:

Date	Witness Signature

Signature of Designated Participant

Name of Designated Participant (please print)	Witness Name (please print)

K-20

EXHIBIT 1 TO SCHEDULE “K-4” (TO THE DEFERRED SHARE UNIT PLAN

OF NXT ENERGY SOLUTIONS INC.)

DECLARATIONS FOR REMOVAL OF U.S. RESTRICTIVE LEGEND

To:	Computershare Trust Company, as registrar and transfer agent for the shares of NXT Energy Solutions Inc. (the “Corporation”)

The undersigned (A) acknowledges that the sale of _______ shares of the Corporation, represented by certificate number _______, to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and (B) certifies that (1) the undersigned is not an “affiliate” (as defined in Rule 405 under the 1933 Act) of the Corporation, or is an “affiliate” solely by virtue of being an officer and/or Director thereof; (2) the offer of such securities was not made to a “US Person” or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) in the case of the undersigned being an officer and/or Director of the Corporation, no selling concession, fee or other remuneration will be paid in connection with such offer and sale other than the usual and customary broker’s commission; and (4) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

Date	Witness Signature

Signature of Designated Participant

Name of Designated Participant (please print)	Witness Name (please print)

Affirmation by Seller’s Broker-Dealer

We have read the foregoing representations of our customer with regard to the sale of shares described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

Name of Firm

By:
Signature of Authorized officer

Name of Authorized officer (please print)

Date

K-21